                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.    )*

                              GRILL CONCEPTS, INC.
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                               (Name of Issuer)

                        Common Stock, $.00001 par value
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                        (Title of Class of Securities)

                                   398502104
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                                (CUSIP Number)

       Lewis Wolff, 11828 La Grange Avenue, Los Angeles, California 90025
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 June 25, 1997
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No.     398502104                                       PAGE 2 OF    PAGES

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lewis Wolff
      Social Security No. xxxxxxxxxxxx
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS*

      PF
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                      7   SOLE VOTING POWER
                          1,000,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            1,000,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,000,000 Shares
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.4%
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  14  TYPE OF REPORTING PERSON*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.       SECURITY AND ISSUER

         This Schedule 13D relates to the Common Stock of Grill Concepts, Inc. (the "Company"). The principal executive offices of the Company are located at 11661 San Vicente Boulevard, Suite 404, Los Angeles, California 90049.

2.       IDENTITY AND BACKGROUND

         (a)     This statement on Schedule 13D is filed by Lewis Wolff.

         (b) The address of Mr. Wolff is 11828 La Grange Avenue, Los Angeles, California 90025.

         (c) Mr. Wolff is a private investor. He is also a managing member of Wolff DiNapoli LLC, a California limited liability company which manages a number of hotel properties in which Mr. Wolff as Trustee is an investor. The principal business address of Wolff DiNapoli LLC is 11828 La Grange Avenue, Los Angeles, California 90025.

         (d) During the last five years, Mr. Wolff has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Wolff was not a party to a civil proceeding of a judicial or administrative body as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)     Mr. Wolff is a citizen of the United States.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Wolff acquired the securities of the Company owned by him for cash in the amount of $1,500,000. The source of the purchase price was Mr. Wolff's personal funds.

4.       PURPOSE OF TRANSACTION

         Mr. Wolff has acquired the securities of the Company owned by him for investment. He has no plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

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         (b)     an extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies; subject, however, to Mr. Wolff's right, pursuant to Section 7 of the Certificate of Designation of the Series I Convertible Preferred Shares attached hereto as Exhibit 3, at any time while Series I Convertible Preferred Shares are outstanding, (i) to request that he be nominated for election as a director of the Company at the next annual meeting of shareholders and (ii) if a vacancy occurs on the Board of Directors of the Company prior to his election, to be appointed to fill such vacancy;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's charter or bylaws or other action s which may impede the acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to cease to be authorized to be quoted on the Nasdaq Small-Cap Market;

         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)     any action similar to any of those enumerated above.

5.       INTEREST IN SECURITIES OF THE ISSUER

         (a) Lewis Wolff, Trustee of the Wolff Revocable Trust of 1993, owns 200,000 shares of common stock of the Company and 1,000 shares of Series I Convertible Preferred Stock which is presently convertible into 800,000 shares of Common Stock of the Company for an aggregate beneficial ownership of 1,000,000 shares of Common Stock (the "Shares") equal to 6.4% of the outstanding Common Stock assuming conversion of the Series I Convertible

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Preferred Stock.  In addition, Mr. Wolff owns 500 shares of Series II
Convertible Preferred Stock, exercisable after one year unless earlier redeemed by the Company; 750,000 Warrants to Purchase Common Stock at $2.00 per share, exercisable after three years; and 750,000 Warrants to purchase Common Stock at $3.00 per share, exercisable after three years. None of the Common Stock issuable upon conversion of Series II Convertible Preferred Stock or upon exercise of the Warrants is currently beneficially owned by Mr. Wolff.

         (b) Mr. Wolff has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the Shares.

         (c) On June 25, 1997 Lewis Wolff, Trustee of the Wolff Revocable Trust of 1993, purchased for cash in the amount of $1,500,000 the following securities of the Company: 200,000 shares of Common Stock, $.00001 par value; 1,000 shares of Series I Convertible Preferred Stock; 500 shares of Series II Convertible Preferred Stock; 750,000 Warrants to Purchase Common Stock at $2.00 per share; and 750,000 Warrants to Purchase Common Stock at $3.00 per share. The purchase price was stated in the aggregate and no per share or per unit purchase price was specified.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Shares.

         (e)     Not applicable.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Mr. Wolff is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Company other than the Subscription Agreement pursuant to which Mr. Wolff purchased the securities, a copy of which is attached hereto as Exhibit 1 and which, among other things, grants Mr. Wolff registration rights with respect to the Common Stock underlying the Series I Convertible Preferred Stock owned by him; a letter from the Company dated June 20, 1997 extending the same registration rights to the 200,000 shares of Common Stock owned by him; and the terms of the various securities as set forth in the Certificate of Designation of the Series I Convertible Preferred Stock, the Certificate

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of Designation of the Series II Convertible Preferred Stock, and the Warrants,
copies of which are attached hereto as Exhibit 3, 4, 5 and 6, respectively.

7.       MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Subscription Agreement dated as of June 20, 1997 between Grill Concepts, Inc. and Lewis Wolff, Trustee of the Wolff Revocable Trust of 1993.

Exhibit 2                 Letter dated June 20, 1997 from Grill Concepts, Inc.
                          to Lewis Wolff, Trustee of the Wolff Revocable Trust of 1993.

Exhibit 3                 Certificate of Designation of Series I Convertible
                          Preferred Stock.

Exhibit 4                 Certificate of Designation of Series II Convertible
                          Preferred Stock.

Exhibit 5 Warrant to Purchase Shares of Common Stock ($.00001 par value) of Grill Concepts, Inc. (W97-A1).

Exhibit 6 Warrant to Purchase Shares of Common Stock ($.00001 par value) of Grill Concepts, Inc. (W97-B1).

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 2, 1997

                                       /S/ LEWIS WOLFF
                                       -------------------------
                                       Lewis Wolff

                                                                     EXHIBIT 1

                             SUBSCRIPTION AGREEMENT

         THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of the 20th day of June 1997, by and between Grill Concepts, Inc., a corporation organized under the laws of the State of Delaware (the "Company"), with its principal offices at 11661 San Vicente Blvd., Suite 404, Los Angeles, California 90049 and the purchaser whose name and address is set forth on the signature page hereof (the "Purchaser").

         IN CONSIDERATION of the mutual covenants contained in this Agreement, the Company and the Purchaser agree as follows:

                 SECTION 1. Designation and Authorization of Sale of the Offered Securities. Subject to the terms and conditions of this Agreement, the Company has authorized the sale of up to 200,000 shares of Common Stock (the "Common Shares"), 1,000 shares of its Series I Convertible Preferred Stock, par value $0.001 per share (the "Series I Preferred Shares"), 500 shares of its Series II Convertible Preferred Stock, par value $0.001 per share (the "Series II Preferred Shares"), 750,000 five year $2.00 Warrants (the "$2.00 Warrants") and 750,000 five year $3.00 Warrants (the "$3.00 Warrants")(the Common Shares, Series I Preferred Shares, Series II Preferred Shares, $2.00 Warrants and $3.00 Warrants are referred to collectively as the "Offered Securities"). The Series I Preferred Shares and Series II Preferred Shares will be convertible into shares (the "Conversion Shares") of the Company's common stock, par value $.00001 per share (the "Common Stock"), on the terms, and shall have the dividend, liquidation and other rights, set forth in the respective Certificates of Designations (the "Certificate of Designations"), attached as Exhibits F and G to the Confidential Private Placement Memorandum (as defined in Section 4.5 hereof.) The $2.00 Warrants and $3.00 Warrants will be exercisable to acquire shares (the "Warrant Shares") of the Company's Common Stock on the terms set forth in the respective forms of Warrant (the "Warrants") attached as Exhibits D and E to the Confidential Private Placement Memorandum.

                 SECTION 2.  Agreement to Sell and Purchase the Offered
Securities.                   (a)  At the Closing (as defined in Section 3),
the Company will sell to the Purchaser, and the Purchaser will buy from the Company, upon the terms and conditions hereinafter set forth, the number of Offered Securities shown on the signature page hereof at a Purchase Price equal to $1,500,000 multiplied by the portion of the total Offered Securities subscribed.

                          (b)     The Company proposes to enter into this same
form of subscription agreement with certain other investors (the "Other Purchasers") and expects to complete sales of the Offered Securities to them. The Purchaser and the Other Purchasers are hereinafter sometimes collectively referred to as the "Purchasers," and this Agreement and the agreements executed by the Other

Purchasers are hereinafter sometimes collectively referred to as the "Agreements." The term "Documents" shall mean this Agreement, the Certificate of Designations and the Warrants, collectively, together with any Schedules or exhibits thereto.

                          (c)     The Company reserves the right to reject in
its sole discretion, this subscription for Offered Securities in whole or in part at any time before the Closing Date notwithstanding prior receipt by the Purchaser of notice of acceptance of his subscription, if the Company deems such action to be in the best interests of the Company, or if the placement is oversubscribed, or for any other reason. The Company reserves the right to reject this subscription if the Company reasonably believes that the Purchaser is not an "accredited investor" (as defined in Rule 501 under the Securities Act of 1933, as amended (the "Securities Act").

                 SECTION 3. Delivery of the Offered Securities at the Closing. The completion of the purchase and sale of the Offered Securities (the "Closing") shall occur at the offices of the Company, at 12:00 p.m. (Los Angeles Time) on or before June 20, 1997, (the "Closing Date"), unless extended by mutual agreement of the Company and the Purchaser. The Purchaser shall wire Federal Reserve funds, or deliver certified funds, in an amount equal to the aggregate price set forth on the signature page hereof to the Company for receipt no later than 12:00 p.m. (Los Angeles Time) on the Closing Date. At the Closing, the Company shall deliver to the Purchaser one or more certificates registered in the name of the Purchaser, or in such nominee name(s) as designated by the Purchaser, representing the number of Offered Securities set forth on the signature page hereof. The name(s) in which the certificates are to be registered are set forth in the Stock Certificate Questionnaire attached hereto as part of Appendix I. The Company's obligation to complete the purchase and sale of the Offered Securities and deliver such certificate(s) to the Purchaser at the Closing shall be subject to the following condition, which may be waived by the Company without the consent of each Purchaser: receipt by the Company of Federal Reserve funds in the full amount of the purchase price for the Offered Securities being purchased hereunder. The Purchaser's obligation to accept delivery of such certificate(s) and to pay for the Offered Securities shall be subject to the condition that the Company shall have (a) duly authorized and adopted the Certificates of Designations establishing the terms of the Series I and Series II Preferred Shares and filed the same with the Secretary of State of the State of Delaware; and (b) duly authorized the issuance of the Offered Securities. The Purchaser's obligations hereunder are not conditioned on the purchase by any or all of the Other Purchasers of the Offered Securities that they have agreed to purchase from the Company. The parties agree that there may be more than one Closing.

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

                 SECTION 4. Representations, Warranties and Covenants of the Company. The Company hereby represents and warrants to, and covenants with, the Purchaser as follows:

                          4.1.    Organization and Qualification.  Each of the
Company and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to conduct its business as currently conducted. Each of the Company and its subsidiaries is qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on the operations of the Company and its subsidiaries, taken as a whole.

                          4.2.    Authorized Capital Stock; Authorization of
Securities.      (a)  As of June 2, 1997, the authorized capital stock of the
Company consists of: (i) 20,000,000 shares of common stock, par value $.00001 per share ("Common Stock"), of which 14,716,663 shares were validly issued and are outstanding, fully paid and non-assessable; and (ii) 1,000,000 shares of preferred stock, par value $.001 per share ("Preferred Stock"), of which 380 shares of Series A 10% Convertible Preferred Stock and 60 shares of Series B Convertible Preferred Stock are outstanding. Except as set forth in the Confidential Offering Memorandum (including warrants, options and other securities described in Form 10-KSB of the Company for the year ended December 29, 1996 and Form 10-QSB for the quarter ended March 30, 1997, which Forms appear as exhibits to the Confidential Offering Memorandum), there are no outstanding securities exercisable for or convertible into shares of capital stock of the Company. The Company has not completed any form of debt or equity financing since March 30, 1997.

                          (b)     The Offered Securities to be issued and sold
by the Company to the Purchasers will be, upon issuance and payment therefor, duly authorized, validly issued, fully paid and non-assessable and will not be subject to any preemptive or similar rights. The description of the Offered Securities in the Confidential Offering Memorandum is complete and accurate in all material respects.

                          (c)     The Conversion Shares have been duly and
validly authorized and reserved for issuance upon conversion of the Series I and Series II Preferred Shares and, when issued and delivered upon such conversion, will be duly and validly issued and outstanding, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive rights or other similar rights. The Warrant Shares have been duly and validly authorized and reserved for issuance upon exercise of the Warrants and, when issued and delivered upon such payment, will be duly and validly issued and outstanding, fully paid and non-assessable and will not have been issued in violation of or subject to any

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

preemptive rights or other similar rights. The shares which may be issuable as dividends on the Series II Preferred Shares (the "Dividend Shares") have been duly and validly authorized and reserved for issuance and, when issued and delivered, will be duly and validly issued and outstanding, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive rights or other similar rights. The Conversion Shares, Dividend Shares, and Warrant Shares are hereinafter collectively referred to as the "Underlying Common Shares."

                          4.3.    Due Execution, Delivery and Performance of
the Agreements. The Company has full power and authority to enter into this Agreement and each Document. This Agreement has been, and each Document will be, duly authorized, executed and delivered by the Company. The Company's execution, delivery and performance of this Agreement and each Document will not violate (i) any law, rule or regulation applicable to the Company or any of its subsidiaries or (ii) the Certificate of Incorporation or Bylaws of the Company or any of its subsidiaries or (iii) any provision of any indenture, mortgage, agreement, contract or other instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any of their properties or assets is bound as of the date hereof, or result in a breach of or constitute (upon notice or lapse of time or both) a default under any such indenture, mortgage, agreement, contract or other instrument or result in the creation or imposition of any lien, security interest, mortgage, pledge, charge or other encumbrance upon any properties or assets of the Company or any of its subsidiaries, except, in the case of such clause (iii), where such violation, breach or default would not have a material adverse effect on the business, properties, prospects, condition (financial or otherwise), net worth or results of operations of the Company and its subsidiaries taken as a whole (a "Material Adverse Effect"). Upon their execution and delivery (assuming the valid execution thereof by the respective parties thereto other than the Company), this Agreement and the Documents will constitute valid and binding obligations of the Company, enforceable in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' and contracting parties' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

                          4.4.    Litigation.  Except as described in the
Confidential Offering Memorandum, there is no action, suit or proceeding before or by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Company, threatened, against or affecting the Company or any of its subsidiaries which might result in any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries, taken as a whole, or which might materially and adversely affect their property or assets or which might materially and adversely affect the consummation of this Agreement and the other Documents; all pending legal or governmental proceedings to which the Company or any of its subsidiaries is a party or of which any of their property or assets is the subject which are not described in the Confidential Offering Memorandum, including ordinary routine litigation incidental to the business, are, considered in the aggregate, not material to the business of the Company and its subsidiaries, taken as a whole.

                          4.5.    Additional Information.  The information
contained in the following documents which the Company has furnished to the Purchaser, or will furnish prior to the Closing, is or will be true and correct in all material respects as of their respective filing dates:

                          (a) the Company's Annual Report on Form 10-KSB for the year ended December 29, 1996;

                          (b) the Company's Quarterly Report on Form 10-Q dated March 30, 1997;

                          (c) the Confidential Offering Memorandum dated June 18, 1997 containing certain summary information relating to the sale of the Offered Securities to the Purchasers by the Company pursuant to the Agreements (references herein to the Confidential Offering Memorandum include such memorandum and all exhibits thereto); and

                          (d) all other documents, if any (the "Other Exchange Act Documents"), filed by the Company with the Securities and Exchange Commission (the "Commission") since the date of filing of the aforementioned Form 10-KSB with the Commission pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                          4.6.    No Material Change; No Material Misstatement
or Omission.           (a)  As of the date hereof, there has been no material
adverse change in the consolidated financial condition, business or results of operations of the Company since March 30, 1997. Since March 30, 1997, neither the Company nor any of its subsidiaries has incurred, other than in the ordinary course of its business, any material liabilities or obligations, direct or contingent, nor has the Company or any of its subsidiaries, nor paid or declared any dividends or other distributions on their capital stock; and there has been no change in the capital stock or, consolidated long-term debt or, any increase in the consolidated short-term borrowings (other than in the ordinary course of business) of the Company or any material adverse change to the business, properties, assets, net worth, condition (financial or other), results of operations or prospects of the Company and its subsidiaries, taken as a whole (other than the continuing losses from operations and the corresponding reduction of net worth).

                          (b)  As of the date thereof, the Confidential
Offering Memorandum, including all addenda and exhibits thereto, does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                          4.7.    Compliance with Rules and Regulations.  The
offering and sale of the Offered Securities pursuant to the terms and conditions of the Confidential Offering Memorandum and the Agreements do not violate Schedule D to the NASD By-Laws. The Company has not received any oral or written notification regarding its continued listing eligibility on any securities exchange or securities market.

                          4.8.    Issuance of Shares.  The Company shall within
two (2) business days of the receipt by the Company of certificates evidencing the Preferred Shares being converted, deliver to its transfer agent instructions to immediately issue to such Purchaser, a certificate or certificates representing the number of Conversion Shares and Dividend Shares to which such Purchaser is entitled, which shall be legended as provided in the Certificate of Designations.

                          4.9.  No Consents, Etc.  No consent, approval,
authorization, order, registration, filing, qualification, license or permit of or with any court or any public, governmental, or regulatory agency or body having jurisdiction over the Company or any of its subsidiaries or any of their respective properties or assets is required for the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, except for such as may be required by under state securities or Blue Sky laws in connection with the purchase and distribution of the Offered Securities.

                          4.10.  Securities Law Compliance.  Assuming the
compliance by the Purchasers with their representations and warranties set forth herein and in the other Agreements, the issuance, offer and sale by the Company to the Purchasers of the Offered Securities is exempt from the registration requirements of the Securities Act pursuant to Section 4(2) or 3(b) thereof. During the past 12 months, the Company has filed all reports and other filings applicable to it pursuant to the Exchange Act.

                 SECTION 5. Representations, Warranties and Covenants of the Purchaser. (a) The Purchaser represents and warrants to, and covenants with, the Company that: (i) the Purchaser is knowledgeable, sophisticated and experienced in making, and is qualified to make, decisions with respect to investments in shares presenting an investment decision like that involved in the purchase of the Offered Securities, including investments in securities issued by the Company, and has requested, received, reviewed and considered all information it deems relevant in making an informed decision to purchase the Offered Securities; (ii) the Purchaser is acquiring the number of Offered Securities set forth on the signature page hereof in the ordinary course of its business and for its own account for investment only and with no present intention of distributing any of such Offered Securities or Underlying Common Shares or any arrangement or understanding with any other persons regarding the distribution or purchase of such Offered Securities or Underlying Common Shares (this representation and warranty does not limit the Purchaser's right to sell pursuant to an exemption from registration or pursuant to any registration statement to be filed by the Company pursuant to the piggyback registration rights included in the Offered Securities ("Registration Rights"); (iii) the Purchaser will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the Offered Securities or Underlying Common Shares except in compliance with the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder and under the Exchange Act, and the rules and regulations promulgated thereunder, and the terms and conditions of this Agreement; (iv) the Purchaser has completed or caused to be completed the Stock Certificate Questionnaire, attached hereto as Appendix I, and the answers thereto are true and correct to the best knowledge of the Purchaser as of the date hereof; (v) the Purchaser has, in connection with its decision to purchase the number of Offered Securities set forth on the signature page hereof, relied solely upon its own investigation and the Confidential Offering Memorandum, receipt of which is hereby acknowledged, and the representations and warranties of the Company contained in writing herein, and has not relied upon any other statements, representations, warranties, covenants or assurances of the Company; (vi) the Purchaser is an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act ("Regulation D"); and (vii) the Purchaser understands that the Offered Securities and the Underlying Common Shares will contain a legend to the following effect:

         THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF EITHER AN EFFECTIVE REGISTRATION STATEMENT FOR THESE SHARES UNDER THE SECURITIES ACT OF

         1933, AS AMENDED, OR AN OPINION OF COUNSEL THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT.

and, the certificates evidencing the Common Shares, Series I Preferred Shares and underlying Conversion Shares shall bear a legend to the following effect:

         THE HOLDER OF THE SHARES EVIDENCED BY THIS CERTIFICATE SHALL PROVIDE WRITTEN NOTICE TO GRILL CONCEPTS, INC. OF ANY SALE, TRANSFER OR ASSIGNMENT OF THE SHARES EVIDENCED HEREBY OCCURRING ON OR BEFORE JUNE ____, 2000. IN THE EVENT OF ANY SALE, TRANSFER OR ASSIGNMENT ON OR BEFORE SUCH DATE, OTHER THAN TRANSFERS OR ASSIGNMENTS TO PERMITTED TRANSFEREES (AS DEFINED IN THE $2.00 WARRANTS AND $3.00 WARRANTS) OR TRANSFERS OR ASSIGNMENTS TO WHICH GRILL CONCEPTS HAS PREVIOUSLY CONSENTED, THE $2.00 WARRANTS AND $3.00 WARRANTS ISSUED IN CONNECTION WITH GRILL CONCEPTS' INITIAL SALE OF THE SECURITIES EVIDENCED HEREBY MAY BE SUBJECT TO CANCELLATION.

                          (b)  The Purchaser hereby covenants with the Company
that it will not directly or indirectly make any offer, sale, pledge, transfer or other disposition of the Offered Securities or the Underlying Common Shares other than in accordance with all applicable federal and state securities laws and the terms and conditions of this Agreement, including, but not limited to, the other representations, warranties and covenants of the Purchaser in this
Section 5.

                          (c)  The Purchaser further represents and warrants
to, and covenants with, the Company that (i) the Purchaser has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement, and (ii) upon the execution and delivery of this Agreement, this Agreement shall constitute a valid and binding obligation of the Purchaser enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' and contracting parties' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

                          (d)     The Purchaser acknowledges that it has had
such access to financial and other information concerning the Company and the Offered Securities as it deemed necessary in connection with its decision to purchase the Offered Securities, including an opportunity to ask questions and request information from the Company and its management, all such questions have been answered and all information requested has been provided to the satisfaction of the Purchaser, and the Purchaser has not relied on any third party to conduct due diligence.

                          (e)     If the Purchaser proposes to sell, pledge,
assign or otherwise transfer or convey, directly or indirectly, any of the Offered Securities or the Underlying Common Shares other than pursuant to an effective registration statement, then the Purchaser shall provide the Company, prior to the sale of any such Offered Securities or the Underlying Common Shares with a legal opinion in form and substance satisfactory to the Company of legal counsel satisfactory to the Company that such sale, pledge, assignment, transfer or conveyance is exempt from the registration requirements under the Securities Act and any applicable state securities and blue sky laws.

                 SECTION 6. Survival of Representations, Warranties and Agreements. Notwithstanding any representation made by any party to this Agreement, all covenants, agreements, representations and warranties made by the Company and the Purchaser in writing herein and in the closing certificates delivered pursuant hereto shall survive the execution of this Agreement, the delivery to the Purchaser of the Offered Securities being purchased and the payment therefor.

                 SECTION 7. Broker's Fee. Each of the parties hereto hereby represents that, on the basis of any actions and agreements by it, there are no brokers or finders entitled to compensation in connection with the sale of the Offered Securities to the Purchaser.

                 SECTION 8. Notices. All notices, requests, consents and other communications hereunder shall be in writing, shall be by telecopier, with a copy being mailed by a nationally recognized overnight express courier, and shall be deemed given when receipt is acknowledged by transmit confirmation report and shall be addressed as follows:

                          (a)  if to the Company, to:

                               Grill Concepts, Inc.
                               11661 San Vicente Blvd., Suite 404
                               Los Angeles, California 90049
                               Attn:  Michael Weinstock, Vice-Chairman
                               Telephone:  (310) 820-5559
                               Telecopier: (310) 820-6530

                 or to such other person at such other place as the Company shall designate to the Purchaser in writing;

                          (b)  if to the Purchaser, at its address and
                               telecopier number as set forth at the end of this Agreement, or at such other address or addresses as may have been furnished to the Company in writing.

                 SECTION 9. Changes. This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and the Purchaser.

                 SECTION 10. Headings. The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be part of this Agreement.

                 SECTION 11. Severability. In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

                 SECTION 12. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California (without reference to its rules as to conflicts of law) and the federal law of the United States of America.

                 SECTION 13. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties. Facsimile signatures are considered to be originals and shall have the same effect.

                 SECTION 14. Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

         IN WITNESS WHEREOF, the Purchaser has caused this Agreement to be executed by its duly authorized representative as of the day and year first above written.

Print or Type:                             Name of Purchaser
                                           (Individual or Institution):

                                           Lewis N. Wolff, Trustee of Wolff
                                           Revocable Trust of 1993
                                           -----------------------------------

                                           Name of Individual representing
                                           Purchaser (if an Institution):

                                           NA
                                           -----------------------------------

                                           Title of Individual representing
                                           Purchaser (if an Institution):

                                           NA
                                           -----------------------------------

Signature by:                              Individual Purchaser or Individual
                                           representing Purchaser:

                                                        [SIG]
                                           -----------------------------------

                                           Address: 11828 La Grange Avenue
                                                   ---------------------------
                                           Los Angeles, CA 90025
                                           -----------------------------------

                                           Telephone:  (310) 477-3593
                                           -----------------------------------

                                           Telecopier: (310) 477-2522
                                           -----------------------------------

                                           AGGREGATE PURCHASE PRICE OF OFFERED
                                           SECURITIES SUBSCRIBED: $1,500,000
                                           -----------------------------------

                                           SECURITIES SUBSCRIBED:
                                            COMMON SHARES: 200,000
                                            ----------------------------------

                                            SERIES I PREFERRED SHARES: 1,000
                                            ----------------------------------

                                            SERIES II PREFERRED SHARES: 500
                                            ----------------------------------
                                            $2.00 WARRANTS: 750,000
                                            ----------------------------------
                                            $3.00 WARRANTS: 750,000
                                            ----------------------------------

ACCEPTED AND AGREED TO
THIS 20TH DAY OF JUNE 1997:

GRILL CONCEPTS, INC.

By:           [SIG]
   ---------------------------
         Name:  Robert Spivak
         Title: President

                                                                      Appendix I

                              GRILL CONCEPTS, INC.

                        STOCK CERTIFICATE QUESTIONNAIRE

         Pursuant to Section 3 of the Agreement, please provide us with the following information:

 1.       The exact name that your Common Shares, Preferred
          Shares and Warrants are to be registered in (this
          is the name that will appear on your stock
          certificate(s)). You may use a nominee name if
          appropriate:                                     Wolff Revocable Trust
                                                           of 1993
                                                           ---------------------

 2. The relationship between the Purchaser and the Registered Holder listed in response to item 1:

                                                          ---------------------

 3.       The mailing address of the Registered Holder
          listed in response to item 1 above:
                                                    11828 La Grange Ave #200
                                                    ------------------------
                                                    Los Angeles CA 90025
                                                    ------------------------

 4.       The Social Security Number or Tax Identification
          Number of the Registered Holder listed
          in response to item 1 above:
                                                       493 38 2274
                                                       -----------

                                                                      EXHIBIT 2

                               [DAILY GRILL LOGO]

                                 June 20, 1997

Mr. Lewis N. Wolff, Trustee
c/o Wolff-DiNapoli LLC
11828 LaGrange Avenue
Second Floor
Los Angeles, CA 90025

        Re:  GRILL CONCEPTS, INC.

Dear Mr. Wolff:

        Reference is made to your purchase of 200,000 shares of common stock (the "Common Shares") of Grill Concepts, Inc. (the "Company"), 1,000 shares of the Company's Series I Convertible Preferred Stock, 500 shares of the Company's Series II Convertible Preferred Stock, 750,000 five-year $2 Warrants and 750,000 five-year $3 Warrants, all pursuant to that certain Subscription Agreement dated June 20, 1997 by and between you and the Company (the "Subscription Agreement").

        In connection with your acquisition of such securities, in addition to the agreements contained in the Subscription Agreement and the documents representing the various securities, the Company agrees that the Common Shares shall be deemed to be Registerable Securities and that the holders of the Common Shares shall be entitled to the same demand registration rights and piggyback registration rights as are set forth for Registerable Securities at Section 8 of the Certificate of Designations of Series I Convertible Preferred Stock.

        Please acknowledge that the foregoing correctly represents our agreement.

                                     Very truly yours,

                                     GRILL CONCEPTS, INC.

                                     By:   [SIG]
                                        -----------------------------------

Acknowledged and agreed:

/s/ [SIG]
------------------------------
    Lewis N. Wolff, Trustee

                                                                       EXHIBIT 3

                              GRILL CONCEPTS, INC.
                          CERTIFICATE OF DESIGNATIONS
                                       OF
                      SERIES I CONVERTIBLE PREFERRED STOCK

         The undersigned, Robert Spivak, President of GRILL CONCEPTS, INC., a Delaware corporation (the "Corporation"), acting pursuant to Section 151 of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY that at a meeting of the Board of Directors of the Corporation duly convened and held on June 6, 1997 the following resolution was adopted:

                 RESOLVED, that pursuant to Article Fourth of the Corporation's Certificate of Incorporation relating to the shares of the Corporation, the Board of Directors hereby authorizes, fixes and creates a series of Preferred Stock, par value $.001 per share, having the following powers, preferences, designations, rights and other characteristics:

         Section 1. Designation and Amount. The shares of such series shall be designated as "Series I Convertible Preferred Stock" (the "Convertible Preferred Stock") and the number of shares constituting the Convertible Preferred Stock shall be 1,000. Such number of shares may be decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Convertible Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Convertible Preferred Stock.

         Section 2.  Conversion Rights.

                 a. Right to Convert. Each share of Convertible Preferred Stock may be converted at the option of the holder thereof at any time and without the payment of any additional consideration therefor, into the number of fully paid, nonassessable shares of common stock $.00001 par value per share, of the Corporation (the "Common Stock") as is determined by dividing $1,000 (the "Original Issue Price") by $1.25 (the "Conversion Price").

                 b. Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Convertible Preferred Stock.
In lieu of any fractional share to which the holder would otherwise be entitled, the Corporation shall round up to the nearest whole share. In order to convert Convertible Preferred Stock into shares of Common Stock, the holder shall surrender the certificate or certificates thereof, duly endorsed, either by overnight courier or two-day courier, to the office of the Corporation or of any transfer agent for the Convertible Preferred Stock, and shall give written notice to the Corporation at such office that the holder elects to convert the same, the number of shares of Convertible Preferred Stock so converted and the number of shares of Common Stock to be issued on conversion; provided, however, that the Corporation shall not be obligated to honor any conversion notice covering less than 100 shares of Convertible Preferred Stock unless such conversion notice covers all shares of Convertible Preferred Stock then outstanding. The Corporation shall not be obligated to issue certificates evidencing shares of Common Stock issuable upon such conversion unless certificates evidencing such shares of Convertible Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.

         The Corporation shall use its best efforts to issue and deliver within three (3) business days after delivery to the Corporation of such Convertible Preferred Stock certificates, or after such agreement and indemnification, to such holder of Convertible Preferred Stock at the address of the holder on the stock books of the Corporation, a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled as aforesaid. The date on which notice of conversion is given (the "Date of Conversion") shall be deemed to be the date set forth in such notice of conversion provided the original shares of Convertible Preferred Stock to be converted are received by the Corporation or the transfer agent, as the case may be, within three (3) business days thereafter and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stick on the Date of Conversion. If the original shares of Convertible Preferred Stock to be converted are not received by the transfer agent within three (3) business days after the Date of Conversion, the notice of conversion shall become null and void.

         Unless (i) the shares of Common Stock issuable upon conversion of the Convertible Preferred Stock (the "Conversion Shares") have been held long enough to satisfy the holding period set forth in, and the holder otherwise meets the requirements of, Rule 144(k) (or any successor provision) promulgated under the Securities Act of 1933 (the "Securities Act"), (ii) such shares become freely tradeable pursuant to another exemption under the Securities Act, or (iii) the converting holder purchased such shares pursuant to a current prospectus under an effective registration statement covering the purchase and sale of such shares, the certificate(s) representing the Conversion Shares will bear the following legend:

                 THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD,

                 TRANSFERRED OR ASSIGNED IN THE ABSENCE OF EITHER AN EFFECTIVE REGISTRATION STATEMENT FOR THESE SHARES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT.

         Additionally, until the third anniversary of the original sale of the Convertible Preferred Stock (the "Warrant Vesting Date"), the Conversion Shares shall bear a legend indicating that a sale, transfer or assignment of any of the Conversion Shares prior to the Warrant Vesting Date (other than sales, transfers or assignments, to members of the immediate family of Lew Wolff, including trusts and/or family partnerships for the benefit of said family members, or to executive officers, partners or principals of Wolff DiNapoli LLC ("Permitted Transferees")) shall require a written notice to the Corporation and may result in the cancellation of certain warrants issuable in connection with the Convertible Preferred Stock, which legend shall read as follows:

                 THE HOLDER OF THE SHARES EVIDENCED BY THIS CERTIFICATE SHALL PROVIDE WRITTEN NOTICE TO GRILL CONCEPTS, INC. OF ANY SALE, TRANSFER OR ASSIGNMENT OF THE SHARES EVIDENCED HEREBY OCCURRING ON OR BEFORE JUNE 20, 2000. IN THE EVENT OF ANY SALE, TRANSFER OR ASSIGNMENT ON OR BEFORE SUCH DATE, OTHER THAN TRANSFERS OR ASSIGNMENTS TO PERMITTED TRANSFEREES (AS DEFINED IN THE $2.00 WARRANTS AND $3.00 WARRANTS) OR TRANSFERS OR ASSIGNMENTS TO WHICH GRILL CONCEPTS HAS PREVIOUSLY CONSENTED, THE $2.00 WARRANTS AND $3.00 WARRANTS ISSUED IN CONNECTION WITH GRILL CONCEPTS' INITIAL SALE OF THE SECURITIES EVIDENCED HEREBY STOCK MAY BE SUBJECT TO CANCELLATION.

         On or after the Warrant Vesting Date, the holder(s) of Conversion Shares may request that the foregoing legend be removed from such certificates and the Corporation shall use reasonable efforts to cause such legend to be so removed.

         Section 3. Dividend Provisions. The holders of Convertible Preferred Stock will only be entitled to dividends if and when declared by the Board of Directors on a non-cumulative basis pari passu with the holders of Common Stock.

         Section 4.       Corporate Events.

                 a. Notices of Record Date. In the event of (i) any declaration by the Corporation of a record date of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution or (ii) any capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, any merger or consolidation of the Corporation and any other entity or person, or any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the Corporation shall mail to each holder of Convertible Preferred Stock at least 10 days prior to the record date specified herein, a notice specifying (A) the date on which any such record date is to be declared for the purpose of such dividend or distribution and a description of such dividend or distribution,
(B) the date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up is expected to become effective, and (C) the time, if any, that is to be fixed, as to when the holders of record of Common Stock (or other securities) become eligible to receive securities or other property deliverable upon such reorganization, reclassification, transfer, consolidation, merger, dissolution or winding up.

                 b. Corporate Changes. The Conversion Price shall be appropriately adjusted to reflect any stock dividend, stock split or share combination of the Common Stock. In the event of a merger, reorganization, recapitalization or similar event of or with respect to the Corporation (a "Corporate Change") (other than a Corporate Change in which all or substantially all of the consideration received by the holders of the Company's equity securities upon such Corporate Change consists of cash or assets other than securities issued by the acquiring entity or any affiliate thereof and as to which the holders of the Convertible Preferred Stock have received prior notice pursuant to Section 4.a.) the Convertible Preferred Stock shall be assumed by the acquiring entity and thereafter the Convertible Preferred Stock shall be convertible into such class and type of securities as the Holder would have received had the Holder converted the Convertible Preferred Stock immediately prior to such Corporate Change, as appropriately adjusted to equitably reflect the Conversion Price and any stock dividend, stock split or share combination of the Common Stock after such corporate event.

         Section 5. Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of Convertible Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of Convertible Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to affect the conversion of all then outstanding shares of the Convertible Preferred Stock, the Corporation will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

         Section 6.       Liquidation Preference.

                 a. In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, the holders of shares of Convertible Preferred Stock shall be entitled to receive, immediately after distributions of senior securities required by the Corporation's Certificate of Incorporation, as amended, and prior and in preference to any distribution to junior securities but in parity with any distribution to parity securities, an amount per share equal to the Original Issue Price (as adjusted for any reclassification, stock dividends, combinations, splits and similar recapitalization affecting such shares) plus accrued dividends, if any. If upon the occurrence of such event the assets and funds thus distributed among the holders of the Convertible Preferred Stock and parity securities shall be insufficient to permit the payment to such holders of the full preferential amounts due to the holders of the Convertible Preferred Stock and the parity securities, respectively, then the entire assets and funds of the Corporation legally available for distribution shall be distributed among the holders of the Convertible Preferred Stock and the parity securities, pro rata, based on the respective liquidation amounts to which such series of stock is entitled by the Corporations's Certificate of Incorporation, as amended.

                 b. Upon the completion of the distribution required by subsection 6.a., if assets remain in this Corporation, they shall be distributed to holders of parity securities (unless holders of parity securities have received distributions pursuant to subsection 6.a. above) and junior securities in accordance with the Corporation's Certificate of Incorporation, as amended.

                 c. A consolidation or merger of the Corporation with or into any other corporation or corporations, or a sale, conveyance or distribution of all or substantially all of the assets of the Corporation or the effectuation by the Corporation of a transaction or series of related transactions in which more than 50% of the voting power of the Corporation is disposed of, shall not be deemed to be a liquidation, dissolution or winding up within the meaning of this Section 6, but shall instead be treated pursuant to
Section 4 hereof.

         Section 7. Voting Rights. The holders of Convertible Preferred Stock will not have any voting rights except as set forth below or as otherwise from time to time required by law. The affirmative vote or consent of the holders of at least a majority of the outstanding shares of Convertible Preferred Stock, voting separately as a class, will be required for an amendment, alteration or repeal of the Corporation's Certificate of Incorporation (including any certificate of designation of preferences) if, and only if, the amendment, alteration or repeal adversely affects the powers, preferences or special rights of the Convertible Preferred Stock.

                 To the extent that under Delaware law the vote of the holder of the Convertible Preferred Stock, voting separately as a class, is required to authorize a given action of the Corporation, the affirmative vote or consent of the holders of at least a majority of the outstanding shares of the Convertible Preferred Stock shall constitute the approval of such action by the class.

To the extent that under Delaware law the holders of the Convertible Preferred Stock are entitled to vote on a matter with holders of Common stock, voting together as one class, each share of Convertible Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which it is then convertible using the record date for the taking of such vote of stockholders as the date as of which the Conversion Price is calculated. Holders of the Convertible Preferred Stock shall be entitled to notice of all shareholders meetings or written consents with respect to which they would be entitled to vote, which notice would be provided pursuant to the Corporation's by-laws and applicable statutes.

                 Notwithstanding the foregoing, if at any time while shares of Convertible Preferred Stock are outstanding, Mr. Lew Wolff should provide written request of such, the Corporation shall use its best efforts to nominate Mr. Wolff for election as a director of the Corporation at the next annual shareholders meeting of the Corporation and shall recommend such election to its shareholders and, in the event a vacancy occurs on the Board of Directors of the Corporation prior to the election of Mr. Wolff, the Corporation's Board of Directors shall appoint Mr. Wolff to fill any such vacancy. Until such time as Mr. Wolff is elected as a director of the Corporation, Mr. Wolff shall be entitled to notice of all meetings of the Corporation's Board of Directors and may attend any such meeting as a non-voting advisory director.

         Section 8.

                 a. Demand Registration Rights. The Corporation covenants and agrees with the Holders of the Convertible Preferred Stock and Conversion Shares (the "Registrable Securities") that, subject to the availability of audited financial statements which would comply with Regulation S-X under the Securities Act and provided that the holders have not previously had the option of including all of the Registrable Securities in one or more Piggyback Registrations pursuant to Section 8.b., upon written request of the then Holder(s) of at least a majority of the Registrable Securities made at any time within the period commencing three (3) years and ending five (5) years after the date the Convertible Preferred Stock was initially issued (the "Original Issuance Date"), the Corporation will file as promptly as practicable and, in any event, within sixty (60) days after receipt of such written request, at its expense (other than the fees of counsel and sales commissions for such Holders), no more than once, a post-effective amendment (the "Amendment") to a registration statement or a new registration statement under the Securities Act, registering or qualifying the Registrable Securities for sale. Within fifteen (15) days after receiving any such notice, the Corporation shall give notice to the other Holders of the Registrable Securities, if any, advising that the Corporation is proceeding with such Amendment or registration statement and offering to include therein the Registrable Securities of such Holders. The Corporation shall not be obligated to any such other Holder unless such other Holder shall accept such offer by notice in writing to the Corporation within ten (10) days thereafter. The Corporation will use its best efforts, through its officers, directors, auditors and counsel in all matters necessary or advisable, to file and cause to become effective such Amendment or registration statement as promptly as practicable and for a period of nine months thereafter to reflect in the Amendment or registration statement financial statements which are prepared in accordance with Section 10(a)(3) of the Securities Act and any facts or events arising that, individually, or in the aggregate, represent a fundamental and/or material change in the information set forth in the Amendment or registration statement to enable any Holders of the Registrable Securities to sell such Securities during said nine-month period. The Holders may sell the Registrable Securities pursuant to the Amendment or registration statement without converting the Convertible Preferred Stock. If any registration pursuant to this paragraph 8.a. is an underwritten offering, the Holders of a majority of the Registrable Securities to be included in such registration shall be entitled to select the underwriter or managing underwriter (in the case of a syndicated offering) of such offering, subject to the Corporation's approval which shall not be unreasonably withheld.

                 b. Piggyback Registration Rights. The Corporation covenants and agrees with any holder of the Registrable Securities that if, at any time within the period commencing one year and ending five years from the Original Issuance Date, it proposes to file a registration statement with respect to any class of equity or equity-related security (other than in connection with an offering to the Company's employees or in connection with an acquisition, merger or similar transaction) under the Securities Act in a primary registration on behalf of the Corporation and/or in a secondary registration on behalf of holders of such securities and the registration form to be used may be used for registration of the Registrable Securities, the Corporation will give prompt written notice (which, in the case of a registration statement pursuant to the exercise of demand registration rights shall be within ten (10) business days after the Corporation's receipt of notice of such exercise and, in any event, shall be at least 30 days prior to such filing) to the holders of Registrable Securities at the addresses appearing on the records of the Corporation of its intention to file a registration statement and will offer to include in such registration statement all, but not less than 20% of the Registrable Securities, subject to paragraphs i and ii of this Section 8.b., such number of Registrable Securities with respect to which the Corporation has received written requests for inclusion therein within ten (10) days after the giving of notice by the Corporation.
All registrations requested pursuant to this Section 8.b. are referred to herein as "Piggyback Registrations". All Piggyback Registrations pursuant to this Section 8 will be made solely at the Corporation's expense. This Section is not applicable to a registration statement filed by the Corporation on Forms S-4 or S-8 or any successor forms.

                 i. Priority on Primary Registrations. If a Piggyback Registration includes an underwritten primary registration on behalf of the Corporation and the underwriter(s) for such offering determines in good faith and advises the Corporation in writing that in its/their opinion the number of Registrable Securities requested to be included in such registration exceeds the number that can be sold in such offering without materially adversely affecting the distribution of such securities by the Corporation, the Corporation will include in such registration (A) first, the securities that the Corporation proposes to sell and (B) second, the Registrable Securities requested to be included in such registration, apportioned pro rata among the holders of the Registrable Securities and holders of other securities requesting registration.

                 ii. Priority on Secondary Registrations. If a Piggyback Registration consists only of an underwritten secondary registration on behalf of holders of securities of the Corporation, and the underwriter(s) for such offering advises the Corporation in writing that in its/their opinion the number of Registrable Securities requested to be included in such registration exceeds the number which can be sold in such offering without materially adversely affecting the distribution of such securities, the Corporation will include in such registration (A) first, the securities requested to be included therein by the holders requesting such registration, and (B) second, the Registrable Securities requested to be included in such registration and securities of holder of other securities requested to be included in such registration statement, pro rata among all such holders on the basis of the number of shares requested to be included by each such holder, provided, however, the Corporation will use its best efforts to include not less than 20% of the Registrable Securities.

         Notwithstanding the foregoing, if any such underwriter shall determine in good faith and advise the Corporation in writing that the distribution of the Registrable Securities requested to be included in the registration concurrently with the securities being registered by the Corporation would materially adversely affect the distribution of such securities by the Corporation, then the holders of such Registrable Securities shall delay their offering and sale for such period ending on the earliest of (1) 90 days following the effective date of the Corporation's registration statement, (2) the day upon which the underwriting syndicate, if any, for such offering shall have been disbanded or, (3) such date as the Corporation, managing underwriter and holders of Registrable Securities shall otherwise agree. In the event of such delay, the Corporation shall file such supplements, post-effective amendments and take any such other steps as may be necessary to permit such holders to make their proposed offering and sale for a period of 120 days immediately following the end of any such period of delay. If any party disapproves the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Corporation, the underwriter, and the holder. Notwithstanding the foregoing, the Corporation shall not be required to file a registration statement to include shares pursuant to this Section 8 if independent counsel, reasonably satisfactory to the Corporation, renders an opinion to the Corporation that the Registrable Securities proposed to be disposed of may be transferred pursuant to the provisions of Rule 144 under the Securities Act or otherwise without registration under the Securities Act.

                 c. Action to be Undertaken by the Corporation. In connection with the registration of Registrable Securities hereunder, the Corporation agrees to (i) bear the expenses of any registration; provided, however, that in no event shall the Corporation be obligated to pay (A) any fees and disbursements of special counsel for holders of Registrable Securities, (B) any underwriters' discount or commission in respect of such Registrable Securities, and (C) any stock transfer taxes attributable to the sale of the Registrable Securities; (ii) use its best efforts to register or qualify the Registrable Securities for offer or sale under state securities or Blue Sky laws of such jurisdictions in which such holders shall reasonably request, provided, however, that no qualification shall be required in any jurisdiction where, as a result thereof, the Corporation would be subject to service of general process or to taxation as a foreign corporation doing business in such jurisdiction to which it is not then subject; and (iii) enter into a cross-indemnity agreement, in customary form, with each underwriter, if any, and each holder of securities included in such registration statement.

                 d. Action to be Taken by the Holders. The Corporation's obligations under this Section 8 shall be conditioned upon a timely receipt by the Corporation in writing of: (i) information as to the terms of such public offering furnished by or on behalf of each holder of Registrable Securities intending to make a public offering of his, her or its Registrable Securities, and (ii) such other information as the Corporation may reasonably require from such holders, or any underwriter for any of them, for inclusion in such registration statement.

         Section 9. Protective Provisions. So long as shares of Convertible Preferred Stock are outstanding, the Corporation shall not take any action that would impair the rights of the holders of the Convertible Preferred Stock set forth herein and shall not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Convertible Preferred Stock:

                 a. alter or change the rights, preferences or privileges of the shares of the Convertible Preferred Stock or any other securities so as to affect adversely the Convertible Preferred Stock;

                 b. create any new class or series of stock having a preference over the Convertible Preferred Stock with respect to distributions pursuant to Section 6 above;

                 c. do any act or thing which would result in taxation of the holders of shares of the Convertible Preferred Stock under

Section 305 of the Internal Revenue Code of 1986, as amended (or any comparable provision of the Internal Revenue code as hereinafter from time to time amended);

                 d. redeem, repurchase or pay any distribution with respect to any class of securities of the Corporation ranking junior to the Convertible Preferred Stock or redeem or repurchase any shares of Series A Preferred Stock or Series B Preferred Stock; or

                 e. reissue any shares of the Convertible Preferred Stock after such shares have previously been converted, redeemed or repurchased.

         Section 10. Miscellaneous. The Convertible Preferred Stock shall rank pari passu with the Series A Preferred Stock, Series B Preferred Stock and Series II Preferred Stock of the Corporation with respect to rights on liquidation.

         IN WITNESS WHEREOF, I have executed this Certificate this __ day of June, 1997.

                                                            [SIG]
                                                   ---------------------------
                                                   President, Robert Spivak

ATTEST:

           [SIG]
------------------------------
Secretary, Michael Weinstock

                                                                     EXHIBIT 4

                              GRILL CONCEPTS, INC.
                          CERTIFICATE OF DESIGNATIONS
                                       OF
                     SERIES II CONVERTIBLE PREFERRED STOCK

         The undersigned, Robert Spivak, President of GRILL CONCEPTS, INC., a Delaware corporation (the "Corporation"), acting pursuant to Section 151 of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY that at a meeting of the Board of Directors of the Corporation duly convened and held on June 6, 1997 the following resolution was adopted:

                 RESOLVED, that pursuant to Article Fourth of the Corporation's Certificate of Incorporation relating to the shares of the Corporation, the Board of Directors hereby authorizes, fixes and creates a series of Preferred Stock, par value $.001 per share, having the following powers, preferences, designations, rights and other characteristics:

         Section 1. Designation and Amount. The shares of such series shall be designated as "Series II Convertible Preferred Stock" (the "Convertible Preferred Stock") and the number of shares constituting the Convertible Preferred Stock shall be 500. Such number of shares may be decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Convertible Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Convertible Preferred Stock.

         Section 2.  Conversion Rights.

                 a. Right to Convert. Each share of Convertible Preferred Stock may be converted at the option of the holder thereof commencing one year following the date on which the Convertible Preferred Stock was first issued (the "Original Issuance Date") and without the payment of any additional consideration therefor, into the number of fully paid, nonassessable shares of common stock, $.00001 par value per share, of the Corporation (the "Common Stock") as is determined by dividing $1,000 (the "Original Issue Price") by the greater of (i) $1.00, or (ii) 75% of the average closing price (the "Closing Price") of the Corporation's Common Stock for the five (5) trading days immediately prior to the Date of Conversion, as defined below in Section 2.b., as reported on Nasdaq (the "Conversion Price"). Notwithstanding the foregoing, in no event shall the Conversion Price exceed $2.50 per share.

                 b. Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Convertible Preferred Stock.
In lieu of any fractional share to which the holder would otherwise be entitled, the Corporation shall round up to the nearest whole share. In order to convert Convertible Preferred Stock into shares of Common Stock, the holder shall surrender the certificate or certificates thereof, duly endorsed, either by overnight courier or two-day courier, to the office of the Corporation or of any transfer agent for the Convertible Preferred Stock, and shall give written notice to the Corporation at such office that the holder elects to convert the same, the number of shares of Convertible Preferred Stock so converted and the number of shares of Common Stock to be issued on conversion; provided, however, that the Corporation shall not be obligated to honor any conversion notice covering less than 100 shares of Convertible Preferred Stock unless such conversion notice covers all shares of Convertible Preferred Stock then outstanding. The Corporation shall not be obligated to issue certificates evidencing shares of Common Stock issuable upon such conversion unless certificates evidencing such shares of Convertible Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.

         The Corporation shall use its best efforts to issue and deliver within three (3) business days after delivery to the Corporation of such Convertible Preferred Stock certificates, or after such agreement and indemnification, to such holder of Convertible Preferred Stock at the address of the holder on the stock books of the Corporation, a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled as aforesaid. The date on which notice of conversion is given (the "Date of Conversion") shall be deemed to be the date set forth in such notice of conversion provided the original shares of Convertible Preferred Stock to be converted are received by the Corporation or the transfer agent, as the case may be, within three (3) business days thereafter and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Date of Conversion. If the original shares of Convertible Preferred Stock to be converted are not received by the transfer agent within three (3) business days after the Date of Conversion, the notice of conversion shall become null and void.

         Unless (i) the shares of Common Stock issuable upon conversion of the Convertible Preferred Stock (the "Conversion Shares") and/or the shares of Common Stock issuable as dividends on the Convertible Preferred Stock (the "Dividend Shares") have been held long enough to satisfy the holding period set forth in, and the holder otherwise meets the requirements of, Rule 144(k) (or any successor provision) promulgated under the Securities Act of 1933 (the "Securities Act"), (ii) such shares become freely tradeable pursuant to another exemption under the Securities Act, or (iii) the converting holder purchased such shares pursuant to a current prospectus under an effective registration statement covering the purchase and sale of such shares, the certificate(s) representing the Conversion Shares and the Dividend Shares will bear the following legend:

                 THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF EITHER AN EFFECTIVE REGISTRATION STATEMENT FOR THESE SHARES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT.

         Section 3. Dividend Provisions. The holders of shares of Convertible Preferred Stock shall be entitled to receive, in preference to the holders of Common Stock or any other junior stock, a cumulative annual dividend payment of $100 per share of Convertible Preferred Stock held (as adjusted for any reclassification, stock dividends, combinations, splits and similar recapitalization affecting such shares). Dividends are payable only upon conversion of the Convertible Preferred Stock pursuant to Section 2 hereof and are payable either (i) in shares of Common Stock, with the number of shares of Common Stock so payable to be determined by dividing the accrued dividend payable by the Conversion Price in effect on the Date of Conversion and rounded up to the nearest full share, or (ii) in cash, at the option of the Corporation. Dividends on the shares of Convertible Preferred Stock shall accumulate from the date the Convertible Preferred Stock was initially issued (the "Original Issuance Date") through the Date of Conversion on the basis of a calendar year consisting of twelve (12) months each consisting of thirty (30) days. Dividends shall payable in cash only out of the assets of the Corporation legally available for the payment thereof.

         Section 4.       Corporate Events.

                 a. Notices of Record Date. In the event of (i) any declaration by the Corporation of a record date of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution or (ii) any capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, any merger or consolidation of the Corporation and any other entity or person, or any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the Corporation shall mail to each holder of Convertible Preferred Stock at least 10 days prior to the record date specified herein, a notice specifying (A) the date on which any such record date is to be declared for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up is expected to become effective, and (C) the time, if any, that is to be fixed, as to when the holders of record of Common Stock (or other securities) become eligible to receive securities or other property deliverable upon such reorganization, reclassification, transfer, consolidation, merger, dissolution or winding up.

                 b. Corporate Changes. The Conversion Price shall be appropriately adjusted to reflect any stock dividend, stock split or share combination of the Common Stock. In the event of a merger, reorganization, recapitalization or similar event of or with respect to the Corporation (a "Corporate Change") (other than a Corporate Change in which all or substantially all of the consideration received by the holders of the Company's equity securities upon such Corporate Change consists of cash or assets other than securities issued by the acquiring entity or any affiliate thereof and as to which the holders of the Convertible Preferred Stock have received prior notice pursuant to Section 4.a.) the Convertible Preferred Stock shall be assumed by the acquiring entity and thereafter the Convertible Preferred Stock shall be convertible into such class and type of securities as the Holder would have received had the Holder converted the Convertible Preferred Stock immediately prior to such Corporate Change, as appropriately adjusted to equitably reflect the Conversion Price and any stock dividend, stock split or share combination of the Common Stock after such corporate event.

         Section 5. Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of Convertible Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of Convertible Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to affect the conversion of all then outstanding shares of the Convertible Preferred Stock, the Corporation will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

         Section 6. Redemption. The Corporation shall have the right but not the obligation to redeem, in part or in whole, any shares of Convertible Preferred Stock remaining outstanding on or after the second anniversary date of the Original Issuance Date at a redemption price of $1,000 per share plus any accrued but unpaid dividends (the "Redemption Price"). In the event the Corporation elects to redeem part or all of the outstanding shares of Convertible Preferred Stock, the Corporation shall provide a written notice of such intent to the holders of the Convertible Preferred Stock at least ten (10) days in advance of the date set for redemption (the "Redemption Date"). Such notice shall set forth the Redemption Date, the number of shares to be redeemed, the Redemption Price, the time, place and manner of delivery of funds and certificates evidencing the shares to be redeemed and the procedures to be followed to collect the Redemption Price. The holders' right to convert shares of Convertible Preferred Stock to be redeemed shall terminate at 5:00 P.M. Pacific time on the business day immediately preceding the Redemption Date.

         Section 7.       Liquidation Preference.

                 a. In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, the holders of shares of Convertible Preferred Stock shall be entitled to receive, immediately after distributions of senior securities required by the Corporation's Certificate of Incorporation, as amended, and prior and in preference to any distribution to junior securities but in parity with any distribution to parity securities, an amount per share equal to the Original Issue Price (as adjusted for any reclassification, stock dividends, combinations, splits and similar recapitalization affecting such shares) plus accrued dividends. If upon the occurrence of such event the assets and funds thus distributed among the holders of the Convertible Preferred Stock and parity securities shall be insufficient to permit the payment to such holders of the full preferential amounts due to the holders of the Convertible Preferred Stock and the parity securities, respectively, then the entire assets and funds of the Corporation legally available for distribution shall be distributed among the holders of the Convertible Preferred Stock and the parity securities, pro rata, based on the respective liquidation amounts to which such series of stock is entitled by the Corporations's Certificate of Incorporation, as amended.

                 b. Upon the completion of the distribution required by subsection 7.a., if assets remain in this Corporation, they shall be distributed to holders of parity securities (unless holders of parity securities have received distributions pursuant to subsection 7.a. above) and junior securities in accordance with the Corporation's Certificate of Incorporation, as amended.

                 c. A consolidation or merger of the Corporation with or into any other corporation or corporations, or a sale, conveyance or distribution of all or substantially all of the assets of the Corporation or the effectuation by the Corporation of a transaction or series of related transactions in which more than 50% of the voting power of the Corporation is disposed of, shall not be deemed to be a liquidation, dissolution or winding up within the meaning of this Section 7, but shall instead be treated pursuant to
Section 4 hereof.

         Section 8. Voting Rights. The holders of Convertible Preferred Stock will not have any voting rights except as set forth below or as otherwise from time to time required by law. The affirmative vote or consent of the holders of at least a majority of the outstanding shares of Convertible Preferred Stock, voting separately as a class, will be required for an amendment, alteration or repeal of the Corporation's Certificate of Incorporation (including any certificate of designation of preferences) if, and only if, the amendment, alteration or repeal adversely affects the powers, preferences or special rights of the Convertible Preferred Stock.

                 To the extent that under Delaware law the vote of the holder of the Convertible Preferred Stock, voting separately as a class, is required to authorize a given action of the Corporation, the affirmative vote or consent of the holders of at least a majority of the outstanding shares of the Convertible Preferred Stock shall constitute the approval of such action by the class. To the extent that under Delaware law the holders of the Convertible Preferred Stock are entitled to vote on a matter with holders of Common stock, voting together as one class, each share of Convertible Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which it is then convertible using the record date for the taking of such vote of stockholders as the date as of which the Conversion Price is calculated. Holders of the Convertible Preferred Stock shall be entitled to notice of all shareholders meetings or written consents with respect to which they would be entitled to vote, which notice would be provided pursuant to the Corporation's by-laws and applicable statutes.

                 Notwithstanding the foregoing, if, at any time while shares of Convertible Preferred Stock are outstanding, Mr. Lew Wolff should provide written request of such, the Corporation shall use its best efforts to nominate Mr. Wolff for election as a director of the Corporation at the next annual shareholders meeting of the Corporation and shall recommend such election to its shareholders and, in the event a vacancy occurs on the Board of Directors of the Corporation prior to the election of Mr. Wolff, the Corporation's Board of Directors shall appoint Mr. Wolff to fill any such vacancy. Until such time as Mr. Wolff is elected as a director of the Corporation, Mr. Wolff shall be entitled to notice of all meetings of the Corporation's Board of Directors and may attend any such meetings as a non-voting advisory director.

         Section 9.       Registration Rights.

                 a. Demand Registration Rights. The Corporation covenants and agrees with the Holders of the Convertible Preferred Stock, Conversion Shares or Dividend Shares (the "Registrable Securities") that, subject to the availability of audited financial statements which would comply with Regulation S-X under the Securities Act and provided that the holders have not previously had the option of including all of the Registrable Securities in one or more Piggyback Registrations pursuant to Section 8.b., upon written request of the then Holder(s) of at least a majority of the Registrable Securities made at any time within the period commencing three (3) years and ending five (5) years after the Original Issuance Date, the Corporation will file as promptly as practicable and, in any event, within sixty (60) days after receipt of such written request, at its expense (other than the fees of counsel and sales commissions for such Holders), no more than once, a post- effective amendment (the "Amendment") to a registration statement or a new registration statement under the Securities Act, registering or qualifying the Registrable Securities for sale. Within fifteen
(15) days after receiving any such notice, the Corporation shall give notice to the other Holders of the Registrable Securities, if any, advising that the Corporation is proceeding with such Amendment or registration statement and offering to include therein the Registrable Securities of such Holders. The Corporation shall not be obligated to any such other Holder unless such other Holder shall accept such offer by notice in writing to the Corporation within ten (10) days thereafter. The Corporation will use its best efforts, through its officers, directors, auditors and counsel in all matters necessary or advisable, to file and cause to become effective such Amendment or registration statement as promptly as practicable and for a period of nine months thereafter to reflect in the Amendment or registration statement financial statements which are prepared in accordance with Section 10(a)(3) of the Securities Act and any facts or events arising that, individually, or in the aggregate, represent a fundamental and/or material change in the information set forth in the Amendment or registration statement to enable any Holders of the Registrable Securities to sell such Securities during said nine-month period. The Holders may sell the Registrable Securities pursuant to the Amendment or registration statement without converting the Convertible Preferred Stock. If any registration pursuant to this paragraph 8.a. is an underwritten offering, the Holders of a majority of the Registrable Securities to be included in such registration shall be entitled to select the underwriter or managing underwriter (in the case of a syndicated offering) of such offering, subject to the Corporation's approval which shall not be unreasonably withheld.

                 b. Piggyback Registration Rights. The Corporation covenants and agrees with any holder of the Convertible Preferred Stock, Conversion Shares or Dividend Shares (the "Registrable Securities") that if, at any time within the period commencing one year and ending five years from the Original Issuance Date, it proposes to file a registration statement with respect to any class of equity or equity- related security (other than in connection with an offering to the Company's employees or in connection with an acquisition, merger or similar transaction) under the Securities Act in a primary registration on behalf of the Corporation and/or in a secondary registration on behalf of holders of such securities and the registration form to be used may be used for registration of the Registrable Securities, the Corporation will give prompt written notice (which, in the case of a registration statement pursuant to the exercise of demand registration rights shall be within ten (10) business days after the Corporation's receipt of notice of such exercise and, in any event, shall be at least 30 days prior to such filing) to the holders of Registrable Securities at the addresses appearing on the records of the Corporation of its intention to file a registration statement and will offer to include in such registration statement all, but not less than 20% of the Registrable Securities, subject to paragraphs i and ii of this Section 9.b., such number of Registrable Securities with respect to which the Corporation has received written requests for inclusion therein within ten (10) days after the giving of notice by the Corporation. All registrations requested pursuant to this Section 9.b. are referred to herein as "Piggyback Registrations". All Piggyback Registrations pursuant to this Section 9 will be made solely at the Corporation's expense. This Section is not applicable to a registration statement filed by the Corporation on Forms S-4 or S-8 or any successor forms.

                 i. Priority on Primary Registrations. If a Piggyback Registration includes an underwritten primary registration on behalf of the Corporation and the underwriter(s) for such offering determines in good faith and advises the Corporation in writing that in its/their opinion the number of Registrable Securities requested to be included in such registration exceeds the number that can be sold in such offering without materially adversely affecting the distribution of such securities by the Corporation, the Corporation will include in such registration (A) first, the securities that the Corporation proposes to sell and (B) second, the Registrable Securities requested to be included in such registration, apportioned pro rata among the holders of the Registrable Securities and holders of other securities requesting registration.

                 ii. Priority on Secondary Registrations. If a Piggyback Registration consists only of an underwritten secondary registration on behalf of holders of securities of the Corporation, and the underwriter(s) for such offering advises the Corporation in writing that in its/their opinion the number of Registrable Securities requested to be included in such registration exceeds the number which can be sold in such offering without materially adversely affecting the distribution of such securities, the Corporation will include in such registration (A) first, the securities requested to be included therein by the holders requesting such registration, and (B) second, the Registrable Securities requested to be included in such registration and securities of holder of other securities requested to be included in such registration statement, pro rata among all such holders on the basis of the number of shares requested to be included by each such holder, provided, however, the Corporation will use its best efforts to include not less than 20% of the Registrable Securities.

         Notwithstanding the foregoing, if any such underwriter shall determine in good faith and advise the Corporation in writing that the distribution of the Registrable Securities requested to be included in the registration concurrently with the securities being registered by the Corporation would materially adversely affect the distribution of such securities by the Corporation, then the holders of such Registrable Securities shall delay their offering and sale for such period ending on the earliest of (1) 90 days following the effective date of the Corporation's registration statement, (2) the day upon which the underwriting syndicate, if any, for such offering shall have been disbanded or, (3) such date as the Corporation, managing underwriter and holders of Registrable Securities shall otherwise agree. In the event of such delay, the

Corporation shall file such supplements, post-effective amendments and take any such other steps as may be necessary to permit such holders to make their proposed offering and sale for a period of 120 days immediately following the end of any such period of delay. If any party disapproves the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Corporation, the underwriter, and the holder. Notwithstanding the foregoing, the Corporation shall not be required to file a registration statement to include shares pursuant to this Section 9 if independent counsel, reasonably satisfactory to the Corporation, renders an opinion to the Corporation that the Registrable Securities proposed to be disposed of may be transferred pursuant to the provisions of Rule 144 under the Securities Act or otherwise without registration under the Securities Act.

                 c. Action to be Undertaken by the Corporation. In connection with the registration of Registrable Securities hereunder, the Corporation agrees to (i) bear the expenses of any registration; provided, however, that in no event shall the Corporation be obligated to pay (A) any fees and disbursements of special counsel for holders of Registrable Securities, (B) any underwriters' discount or commission in respect of such Registrable Securities, and (C) any stock transfer taxes attributable to the sale of the Registrable Securities; (ii) use its best efforts to register or qualify the Registrable Securities for offer or sale under state securities or Blue Sky laws of such jurisdictions in which such holders shall reasonably request, provided, however, that no qualification shall be required in any jurisdiction where, as a result thereof, the Corporation would be subject to service of general process or to taxation as a foreign corporation doing business in such jurisdiction to which it is not then subject; and (iii) enter into a cross-indemnity agreement, in customary form, with each underwriter, if any, and each holder of securities included in such registration statement.

                 d. Action to be Taken by the Holders. The Corporation's obligations under this Section 9 shall be conditioned upon a timely receipt by the Corporation in writing of: (i) information as to the terms of such public offering furnished by or on behalf of each holder of Registrable Securities intending to make a public offering of his, her or its Registrable Securities, and (ii) such other information as the Corporation may reasonably require from such holders, or any underwriter for any of them, for inclusion in such registration statement.

         Section 10. Protective Provisions. So long as shares of Convertible Preferred Stock are outstanding, the Corporation shall not take any action that would impair the rights of the holders of the Convertible Preferred Stock set forth herein and shall not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Convertible Preferred Stock:

                 a. alter or change the rights, preferences or privileges of the shares of the Convertible Preferred Stock or any other securities so as to affect adversely the Convertible Preferred Stock;

                 b. create any new class or series of stock having a preference over the Convertible Preferred Stock with respect to distributions pursuant to Section 7 above;

                 c. do any act or thing which would result in taxation of the holders of shares of the Convertible Preferred Stock under Section 305 of the Internal Revenue Code of 1986, as amended (or any comparable provision of the Internal Revenue code as hereinafter from time to time amended);

                 d. redeem, repurchase or pay any distribution with respect to any class of securities of the Corporation ranking junior to the Convertible Preferred Stock or redeem or repurchase any shares of Series A Preferred Stock or Series B Preferred Stock; or

                 e. reissue any shares of the Convertible Preferred Stock after such shares have previously been converted, redeemed or repurchased.

         Section 11. Miscellaneous. The Convertible Preferred Stock shall rank pari passu with the Series A Preferred Stock, Series B Preferred Stock and Series I Preferred Stock of the Corporation with respect to rights on dividends and liquidation.

         IN WITNESS WHEREOF, I have executed this Certificate this __ day of June, 1997.

                                                [SIG]
                                      ---------------------------------
                                      President, Robert Spivak

ATTEST:

        [SIG]
----------------------------
Secretary, Michael Weinstock

                                                                       EXHIBIT 5

THIS WARRANT AND THE SHARES OF COMMON STOCK OF GRILL CONCEPTS, INC. TO BE ISSUED UPON ANY EXERCISE OF THE WARRANT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND THIS WARRANT AND THE UNDERLYING SHARES OF COMMON STOCK MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED UNLESS REGISTERED UNDER THE SECURITIES ACT OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

THIS WARRANT IS SUBJECT TO CANCELLATION IF ANY COMMON SHARES OR SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE SERIES I CONVERTIBLE PREFERRED STOCK OF GRILL CONCEPTS, INC. SOLD IN CONJUNCTION WITH THE ISSUANCE OF THIS WARRANT ARE SOLD, TRANSFERRED OR ASSIGNED (OTHER THAN AS PERMITTED BY SECTION 9 HEREOF) PRIOR TO THE WARRANT VESTING DATE.

                                                                         W97-A 1
                                    WARRANT

                               to Purchase Shares

                                       of

                        Common Stock (.00001 par value)

                                       of

                              GRILL CONCEPTS, INC.

                                 June 20, 1997

         This certifies that, for value received, Lewis N. Wolff, Trustee of Wolff Revocable Trust of 1993, ("Wolff") and any subsequent transferee pursuant to the terms hereof (each, a "Holder"), is entitled to purchase, subject to the provisions of this Warrant, from Grill Concepts, Inc., a Delaware corporation (the "Issuer"), at any time or from time to time on or after June 20, 2000 (subject to adjustment pursuant to Section 5(d))(the "Warrant Vesting Date") and on or before June 20, 2002 (the "Expiration Date"), Seven Hundred Fifty Thousand (750,000) fully paid and nonassessable shares of common stock, $.00001 par value (the "Common Stock"), of the Issuer at an exercise price equal to $2.00 per share, subject to adjustment pursuant to the terms hereunder (the "Exercise Price") (such shares of Common Stock and other securities issued and issuable upon exercise of this Warrant, the "Warrant Shares").

         Section 1.  Exercise of Warrant.

                 (a) Subject to the provisions hereof, this Warrant may be exercised, in whole or in part, but not as to a fractional share, at any time or from time to time on or after the Warrant Vesting Date and on or before the Expiration Date, by presentation and surrender hereof to the Issuer at the address which, in accordance with the provisions of Section 10 hereof, is then effective for notices to the Issuer, with the Election to Purchase Form annexed hereto as Schedule One, duly executed and accompanied by payment to the Issuer as further set forth below in this Section 1, for the account of the Issuer, of the Exercise Price for the number of Warrant Shares specified in such form. If this Warrant should be exercised in part only, the Issuer shall, upon surrender of this Warrant, execute and deliver a new Warrant evidencing the rights of the Holder hereof to purchase the balance of the Warrant Shares purchasable hereunder. The Issuer shall maintain at its principal place of business a register for the registration of this Warrant and registration of transfer of the Warrant. The Exercise Price for the number of Warrant Shares specified in the Election to Purchase Form shall be payable (i) in United States Dollars by certified or official bank check payable to the order of the Issuer or by wire transfer of immediately available funds to an account specified by the Issuer for that purpose; or (ii) if permitted by the Issuer as evidenced by written notice to such effect, by means of a "cashless exercise." In the event the Issuer permits "cashless exercise," the Holder may deliver in payment of the Exercise Price (x) certificates representing shares of Common Stock theretofore owned by the Holder having a fair market value equal to the Exercise Price; (y) an election by the Holder to have the Issuer withhold the number of shares of Common Stock the fair market value, less the Exercise Price, of which is equal to the aggregate Exercise Price of the Warrant Shares specified in the Election to Purchase Form, or (z) any combination of the preceding and cash, equal in value to the full amount of the Exercise Price. For purposes hereof, the "fair market value" of shares of Common Stock shall equal the closing sales price of the Issuer's Common Stock on the last trading day immediately preceding the date on which the Election to Purchase Form is delivered to the Issuer along with the Warrant and payment of the Exercise Price.

                 (b) Certificates representing Warrant Shares shall bear the following restrictive legend:

                 THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF EITHER AN EFFECTIVE REGISTRATION STATEMENT FOR THESE SHARES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT.

         Section 2. Reservation of Shares; Preservation of Rights of Holder. The Issuer hereby agrees that there shall be reserved for issuance and/or delivery upon exercise of this Warrant, such number of Warrant Shares as shall be required for issuance or delivery upon exercise of this Warrant. The Warrant surrendered upon exercise shall be canceled by the Issuer. After the Expiration Date no shares of Common Stock shall be subject to reservation in respect of this Warrant. The Issuer further agrees (i) that it will not, by amendment of its Articles of Incorporation or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observation or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by the Issuer, (ii) promptly to take all action as may from time to time be required in order to permit the Holder to exercise this Warrant and the Issuer duly and effectively to issue shares of its Common Stock or other securities as provided herein upon the exercise hereof, and (iii) promptly to take all action required or provided herein to protect the rights of the Holder granted hereunder against dilution. Without limiting the generality of the foregoing, should the Warrant Shares at any time consist in whole or in part of shares of capital stock having a par value, the Issuer agrees that before taking any action which would cause an adjustment of the Exercise Price so that the same would be less than the then par value of such Warrant Shares, the Issuer shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Issuer may validly and legally issue fully paid and nonassessable shares of such Common Stock at the Exercise Price as so adjusted. The Issuer further agrees that it will not establish a par value for its Common Stock while this Warrant is outstanding in an amount greater than the Exercise Price.

         Section 3. Exchange, Transfer, Assignment or Loss of Warrant. This Warrant is not transferable or assignable except to members of the immediate family of Lew Wolff, including trusts and/or family partnerships for the benefit of said family members. Any attempted transfer of this Warrant, the Warrant Shares or any new Warrant not in accordance with this Section shall be null and void, and the Issuer shall not in any way be required to give effect to such transfer. No transfer of this Warrant shall be effective for any purpose hereunder until (i) written notice of such transfer and of the name and address of the transferee has been received by the Issuer, and (ii) the transferee shall first agree in a writing deposited with the Secretary of the Issuer to be bound by all the provisions of this Warrant. Upon surrender of this Warrant to the Issuer by any transferee authorized under the provisions of this Section 3, the Issuer shall, without charge, execute and deliver a new Warrant registered in the name of such transferee at the address specified by such transferee, and this Warrant shall promptly be canceled. The Issuer may deem and treat the registered holder of any Warrant as the absolute owner thereof for all purposes, and the Issuer shall not be affected by any notice to the contrary. Any Warrant if presented by an authorized transferee, may be exercised by such transferee without prior delivery of a new Warrant issued in the name of the transferee.

         Upon receipt by the Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Warrant, if mutilated, the Issuer will execute and deliver a new Warrant of like tenor and date. Any such new Warrant executed and delivered shall constitute a separate contractual obligation on the part of the Issuer, whether or not the Warrant so lost, stolen destroyed or mutilated shall be at any time enforceable by anyone.

         Section 4. Rights of Holder. Neither a Holder nor his transferee by devise or the laws of descent and distribution or otherwise shall be, or have any rights or privileges of, a shareholder of the Issuer with respect to any Warrant Shares, unless and until certificates representing such Warrant Shares shall have been issued and delivered thereto.

         Section 5. Adjustments in Exercise Price and Warrant Shares. The Exercise Price and Warrant Shares shall be subject to adjustment from time to time as provided in this Section 5.

                 (a) If the Issuer is recapitalized through the subdivision or combination of its outstanding shares of Common Stock into a larger or smaller number of shares, the number of shares of Common Stock for which this Warrant may be exercised shall be increased or reduced, as of the record date for such recapitalization, in the same proportion as the increase or decrease in the outstanding shares of Common Stock, and the Exercise Price shall be adjusted so that the aggregate amount payable for the purchase of all Warrant Shares issuable hereunder immediately after the record date for such recapitalization shall equal the aggregate amount so payable immediately before such record date.

                 (b) If the Issuer declares a dividend on Common Stock, or makes a distribution to holders of Common Stock, and such dividend or distribution is payable or made in Common Stock or securities convertible into or exchangeable for Common Stock, or rights to purchase Common Stock or securities convertible into or exchangeable for Common Stock, the number of shares of Common Stock for which this Warrant may be exercised shall be increased, as of the record date for determining which holders of Common Stock shall be entitled to receive such dividend or distribution, in proportion to the increase in the number of outstanding shares (and shares of Common Stock issuable upon conversion of all such securities convertible into common Stock) of Common Stock as a result of such dividend or distribution, and the Exercise Price shall be adjusted so that the aggregate amount payable for the purchase of all the Warrant Shares issuable hereunder immediately after the record date for such dividend or distribution shall equal the aggregate amount so payable immediately before such record date.

                 (c) If the Issuer declares a dividend on Common Stock (other than a dividend covered by subsection (b) above) or distributes to holders of its Common Stock, other than as part of its dissolution or liquidation or the winding up of its affairs, any shares of its capital stock, any evidence of indebtedness or any cash or other of its assets (other than Common Stock or securities convertible into or exchangeable for Common Stock), the Holder shall receive notice of such event as set forth in Section 7 below.

                 (d) In case of any consolidation of the Issuer with, or merger of the Issuer into, any other corporation (other than a consolidation or merger in which the Issuer is the continuing corporation and in which no change occurs in its outstanding Common Stock), or in case of any sale or transfer of all or substantially all of the assets of the Issuer, or in the case of any statutory exchange of securities with another corporation (including any exchange effected in connection with a merger of a third corporation into the Issuer, except where the Issuer is the surviving entity and no change occurs in its outstanding Common Stock), the corporation formed by such consolidation or the corporation resulting from such merger or the corporation which shall have acquired such assets or securities of the Issuer, as the case may be, shall execute and deliver to the Holder simultaneously therewith a new Warrant, satisfactory in form and substance to the Holder, together with such other documents as the Holder may reasonably request, entitling the Holder thereof to receive upon exercise of such Warrant the kind and amount of shares of stock and other securities and property receivable upon such consolidation, merger, sale, transfer, or exchange of securities, or upon the dissolution following such sale or other transfer, by a holder of the number of shares of Common Stock purchasable upon exercise of this Warrant immediately prior to such consolidation, merger, sale, transfer, or exchange. Such new Warrant shall contain the same basic other terms and conditions as this Warrant and shall provide for adjustments which, for events subsequent to the effective date of such written instrument, shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 5. If any such consolidation, merger, sale, transfer or exchange should occur prior to the Warrant Vesting Date, the Warrant Vesting Date shall be adjusted to the date which is one business day prior to the closing of any such consolidation, merger, sale, transfer or exchange. The above provisions of this paragraph (d) shall similarly apply to successive consolidations, mergers, exchanges, sales or other transfers covered hereby.

                 (e) If the Issuer shall, at any time before the expiration of this Warrant dissolve, liquidate or wind up its affairs, the Holder shall, upon exercise of this Warrant have the right to receive, in lieu of the shares of Common Stock of the Issuer that the Holder otherwise would have been entitled to receive, the same kind and amount of assets as would have been issued, distributed or paid to the Holder upon any such dissolution, liquidation or winding up with respect to such shares of Common Stock of the Issuer had the Holder been the holder of record of such shares of Common Stock receivable upon exercise of this Warrant on the date for determining those entitled to receive any such distribution. If any such dissolution, liquidation or winding up results in any cash distribution in excess of the Exercise Price provided by this Warrant for the shares of Common Stock receivable upon exercise of this Warrant, the Holder may, at the Holder's option, exercise this Warrant without making payment of the Exercise Price and, in such case, the Issuer shall, upon distribution to the Holder, consider the Exercise Price to have been paid in full and, in making settlement to the Holder, shall obtain receipt of the Exercise Price by deducting an amount equal to the Exercise Price for the shares of Common Stock receivable upon exercise of this Warrant from the amount payable to the Holder. For purposes of this paragraph, the sale of all or substantially all of the assets of the Issuer and distribution of the proceeds thereof to the Issuer's shareholders shall be deemed liquidation.

                 (f) If an event occurs which is similar in nature to the events described in this Section 5, but is not expressly covered hereby, the Board of Directors of the Issuer shall make or arrange for an equitable adjustment to the number of Warrant Shares and the Exercise Price.

                 (g) The term "Common Stock" shall mean the Common Stock, $.00001 par value, of the Issuer as the same exists at the date of issuance of this Warrant or as such stock may be constituted from time to time, except that for the purpose of this Section 5, the term "Common Stock" shall include any stock of any class of the Issuer which has no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Issuer and which is not subject to redemption by the Issuer.

                 (h) The Issuer shall retain a firm of independent public accountants of recognized standing (who may be any such firm regularly employed by the Issuer) to make any computation required under this
         Section 5, and a certificate signed by such firm shall be conclusive evidence of the correctness of any computation made under this Section 5.

                 (i) Whenever the number of Warrant Shares or the Exercise Price shall be adjusted as required by the provisions of this Section 5, the Issuer forthwith shall file in the custody of its secretary or an assistant secretary, at its principal office, and furnish to each Holder hereof, a certificate prepared in accordance with paragraph (h) above, showing the adjusted number of Warrant Shares and the Exercise Price and setting forth in reasonable detail the circumstances requiring the adjustments.

                 (j) Notwithstanding any other provision, this Warrant shall be binding upon and inure to the benefit of any successors and assigns of the Issuer.

                 (k) No adjustment in the Exercise Price in accordance with the provisions of this Section 5 need be made if such adjustment would amount to a change in such Exercise Price of less than $.01 provided however, that the amount by which any adjustment is not made by reason of the provisions of this paragraph (k) shall be carried forward and taken into account at the time of any subsequent adjustment in the Exercise Price.

                 (l) If an adjustment is made under this Section 5 and the event to which the adjustment relates does not occur, then any adjustments in accordance with this Section 5 shall be readjusted to the Exercise Price and the number of Warrant Shares which would be in effect had the earlier adjustment not been made.

         Section 6. Taxes on Issue or Transfer of Common Stock and Warrant. The Issuer shall pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of shares of Common Stock or other securities on the exercise of this Warrant. The Issuer shall not be required to pay any tax which may be payable in respect of any transfer of this Warrant or in respect of any transfers involved in the issue or delivery of shares or the exercise of this Warrant in a name other than that of the Holder and the person requesting such transfer, issue or delivery shall be responsible for the payment of any such tax (and the Issuer shall not be required to issue or deliver said shares until such tax has been paid or provided for).

         Section 7. Notice of Adjustment. So long as this Warrant shall be outstanding, (a) if the Issuer shall propose to pay any dividends or make any distribution upon the Common Stock, or (b) if the Issuer shall offer generally to the holder of Common Stock the right to subscribe to or purchase any shares of any class of Common Stock or securities convertible into Common Stock or any other similar rights, or (c) if there shall be any proposed capital reorganization of the Issuer in which the Issuer is not the surviving entity, recapitalization of the capital stock of the Issuer, consolidation or merger of the Issuer with or into another corporation, sale, lease or other transfer of all or substantially all of the property and assets of the Issuer, or voluntary or involuntary dissolution, liquidation or winding up of the Issuer, or (d) if the Issuer shall give to its stockholders any notices, report or other communication respecting any significant or special action or event, then in such event, the Issuer shall give to the Holder, at least ten days prior to the relevant date described below (or such shorter period as is reasonably possible if ten days is not reasonably possible), a notice containing a description of the proposed action or event and stating the date or expected date on which a record of the Issuer's stockholders is to be taken for any of the foregoing purposes, and the date or expected date on which any such dividend, distribution, subscription, reclassification, reorganization, consolidation, combination, merger, conveyance, sale, lease or transfer, dissolution, liquidation or winding up is to take place and the date or expected date, if any is to be fixed, as of which the holders of Common Stock of record shall be entitled to exchange their shares of

Common Stock for securities or other property deliverable upon such event.

         Section 8.       Registration Rights.

                 a. Demand Registration Rights. The Issuer covenants and agrees with the holders of Warrants or Warrant Shares (the "Registrable Securities") that, subject to the availability of audited financial statements which would comply with Regulation S-X under the Securities Act and provided that the Holders have not previously had the option of including all of the Registrable Securities in one or more Piggyback Registrations pursuant to
Section 8.b., upon written request of the then Holder(s) of at least a majority of the Warrants or the Registrable Securities, or both, made at any time within the period commencing three years and ending five years after the date herein first set forth, the Issuer will file as promptly as practicable and, in any event, within 60 days after receipt of such written request, at its expense (other than the fees of counsel and sales commissions for such Holders), no more than once, a post-effective amendment (the "Amendment") to a registration statement, or a new registration statement under the Securities Act, registering or qualifying the Registrable Securities for sale. Within fifteen
(15) days after receiving any such notice, the Issuer shall give notice to the other Holders of the Registrable Securities, if any, advising that the Issuer is proceeding with such Amendment or registration statement and offering to include therein the Registrable Securities of such Holders. The Issuer shall not be obligated to any such other Holder unless such other Holder shall accept such offer by notice in writing to the Issuer within ten (10) days thereafter. The Issuer will use its best efforts, through its officers, directors, auditors and counsel in all matters necessary or advisable, to file and cause to become effective such Amendment or registration statement as promptly as practicable and for a period of nine months thereafter to reflect in the Amendment or registration statement financial statements which are prepared in accordance with Section 10(a)(3) of the Securities Act and any facts or events arising that, individually, or in the aggregate, represent a fundamental and/or material change in the information set forth in the Amendment or registration statement to enable any Holders of the Warrants to either sell such Warrants or to exercise such Warrants and sell Warrant Shares, or to enable any holders of Warrant Shares to sell such Warrant Shares, during said nine-month period. The Holders may sell the Registrable Securities pursuant to the Amendment or registration statement without exercising the Warrants. If any registration pursuant to this paragraph 8(a) is an underwritten offering, the Holders of a majority of the Registrable Securities to be included in such registration shall be entitled to select the underwriter or managing underwriter (in the case of a syndicated offering) of such offering, subject to the Issuer's approval which shall not be unreasonably withheld.

                 b. Piggyback Registration Rights. The Issuer covenants and agrees with any holder of the Registrable Securities that if, at any time within the period commencing on the Warrant Vesting

Date and ending on the Expiration Date, it proposes to file a registration statement with respect to any class of equity or equity-related security (other than in connection with an offering to the Issuer's employees or in connection with an acquisition, merger or similar transaction) under the Securities Act in a primary registration on behalf of the Issuer and/or in a secondary registration on behalf of holders of such securities and the registration form to be used may be used for registration of the Registrable Securities, the Issuer will give prompt written notice (which, in the case of a registration statement pursuant to the exercise of demand registration rights shall be within ten (10) business days after the Issuer's receipt of notice of such exercise and, in any event, shall be at least 30 days prior to such filing) to the holders of Registrable Securities at the addresses appearing on the records of the Issuer of its intention to file a registration statement and will offer to include in such registration statement all, but not less than 20% of the Registrable Securities, subject to paragraphs i and ii of this Section 8.b. such number of Registrable Securities with respect to which the Issuer has received written requests for inclusion therein within ten (10) days after the giving of notice by the Issuer. All registrations requested pursuant to this
Section 8.b. are referred to herein as "Piggyback Registrations". All Piggyback Registrations pursuant to this Section 8 will be made solely at the Issuer's expense. This Section is not applicable to a registration statement filed by the Issuer on Forms S-4 or S-8 or any successor forms.

                 i. Priority on Primary Registrations. If a Piggyback Registration includes an underwritten primary registration on behalf of the Issuer and the underwriter(s) for such offering determines in good faith and advises the Issuer in writing that in its/their opinion the number of Registrable Securities requested to be included in such registration exceeds the number that can be sold in such offering without materially adversely affecting the distribution of such securities by the Issuer, the Issuer will include in such registration
         (A) first, the securities that the Issuer proposes to sell and (B) second, the Registrable Securities requested to be included in such registration, apportioned pro rata among the holders of the Registrable Securities and holders of other securities requesting registration.

                 ii. Priority on Secondary Registrations. If a Piggyback Registration consists only of an underwritten secondary registration on behalf of holders of securities of the Issuer, and the underwriter(s) for such offering advises the Issuer in writing that in its/their opinion the number of Registrable Securities requested to be included in such registration exceeds the number which can be sold in such offering without materially adversely affecting the distribution of such securities, the Issuer will include in such registration (A) first, the securities requested to be included therein by the holders requesting such registration, and (B) second, the Registrable Securities requested to be included in such registration and securities of holder of other securities requested to be included in such registration statement, pro rata among all such holders on the basis of the number of shares requested to be included by each such holder, provided, however, the Issuer will use its best efforts to include not less than 20% of the Registrable Securities.

         Notwithstanding the foregoing, if any such underwriter shall determine in good faith and advise the Issuer in writing that the distribution of the Registrable Securities requested to be included in the registration concurrently with the securities being registered by the Issuer would materially adversely affect the distribution of such securities by the Issuer, then the holders of such Registrable Securities shall delay their offering and sale for such period ending on the earliest of (1) 90 days following the effective date of the Issuer's registration statement, (2) the day upon which the underwriting syndicate, if any, for such offering shall have been disbanded or, (3) such date as the Issuer, managing underwriter and holders of Registrable Securities shall otherwise agree. In the event of such delay, the Issuer shall file such supplements, post-effective amendments and take any such other steps as may be necessary to permit such holders to make their proposed offering and sale for a period of 120 days immediately following the end of any such period of delay. If any party disapproves the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Issuer, the underwriter, and the holder. Notwithstanding the foregoing, the Issuer shall not be required to file a registration statement to include shares pursuant to this Section 8 if independent counsel, reasonably satisfactory to the Issuer, renders an opinion to the Issuer that the Registrable Securities proposed to be disposed of may be transferred pursuant to the provisions of Rule 144 under the Securities Act or otherwise without registration under the Securities Act.

                 c. Actions to be taken by the Issuer. In connection with the registration of Registrable Securities hereunder, the Issuer agrees to
(i) bear the expenses of any registration; provided, however, that in no event shall the Issuer be obligated to pay (A) any fees and disbursements of special counsel for holders of Registrable Securities, (B) any underwriters' discount or commission in respect of such Registrable Securities, and (C) any stock transfer taxes attributable to the sale of the Registrable Securities; (ii) use its best efforts to register or qualify the Registrable Securities for offer or sale under state securities or Blue Sky laws of such jurisdictions in which such holders shall reasonably request, provided, however, that no qualification shall be required in any jurisdiction where, as a result thereof, the Issuer would be subject to service of general process or to taxation as a foreign corporation doing business in such jurisdiction to which it is not then subject; and (iii) enter into a cross-indemnity agreement, in customary form, with each underwriter, if any, and each holder of securities included in such registration statement.

                 d. Action to be Taken by the Holders. The Issuer's obligations under this Section 8 shall be conditioned upon a timely receipt by the Issuer in writing of: (i) information as to the terms of such public offering furnished by or on behalf of each holder of Registrable Securities intending to make a public offering of his, her or its Registrable Securities, and (ii) such other information as the Issuer may reasonably require from such holders, or any underwriter for any of them, for inclusion in such registration statement.

         Section 9. Cancellation. Notwithstanding any other provision hereof, in the event that any holder of (a) Common Shares issues in conjunction with the issuance of this Warrant, or (b) shares of Common Stock issuable upon conversion of the Issuer's Series I Convertible Preferred Stock, shall sell, assign or transfer such shares of Common Stock, other than transfers or assignments to members of the immediate family of Mr. Lew Wolff, including trusts and/or family partnerships for the benefit of said family members, transfers or assignments to executive officers, partners and/or principals of Wolff DiNapoli LLC (the referenced family members and affiliates of Wolff DiNapoli are referred to as "Permitted Transferees") or (c) transfers or assignments consented to in writing by the Issuer, on or before the Warrant Vesting Date, as adjusted in accordance with Section 5(d), this Warrant shall be automatically canceled and all rights of the Holder hereof shall terminate immediately.

         Section 10. Notices. All communications hereunder shall be in writing, and, if sent to the Holder shall be sufficient in all respects if delivered, sent by registered mail, or by facsimile and confirmed to the Holder at:
                 LEW WOLFF
                 -----------------------------
                 11828 La Grange Avenue
                 -----------------------------
                 Los Angeles, CA 90064
                 -----------------------------
                 Attention:  Lewis Wolff
                             -----------------
                 Telephone:  (310) 477-3593
                             -----------------
                 Fax:   (310) 477-2522
                      ------------------------

or if to any other Holder, addressed to such Holder at such address as it shall have specified to the Issuer in writing, or, if sent to the Issuer, shall be delivered, sent by registered mail or by facsimile and confirmed to the Issuer at:

                 Grill Concepts, Inc.
                 11661 San Vicente Blvd.
                 Suite 404
                 Los Angeles, CA  90019
                 Attention:  Michael Weinstock, Vice Chairman
                 Telephone:  (310) 820-5559
                 Facsimile:  (310) 820-6530

         Section 11. Governing Law. This Warrant shall be governed by, and interpreted in accordance with, the laws of the State of California.

         Dated:  June 20, 1997

                                       GRILL CONCEPTS, INC.

                                       By:  [SIG]
                                          ---------------------------
                                       Name:  [Name]
                                            -------------------------
                                       Title:  President
                                             ------------------------

ATTEST:
        [SIG]
----------------------------
Michael Weinstock, Secretary

                                                                    Schedule One

                              ELECTION TO PURCHASE

         The undersigned hereby irrevocably elects to exercise this Warrant and to purchase ______ shares of Grill Concepts, Inc. Common Stock issuable upon the exercise of this Warrant, and requests that certificates for such shares be issued in the name of:

       __________________________________________________________________
                                     (Name)

       _________________________________________________________________
                                   (Address)

       _________________________________________________________________
                (United States Social Security or other taxpayer
                       identifying number, if applicable)

and, if different from above, be delivered to:

        _________________________________________________________________
                                     (Name)

        _________________________________________________________________
                                   (Address)

and, if the number of Warrant Shares so purchased are not all of the Warrant Shares issuable upon exercise of this Warrant, that a Warrant to purchase the balance of such Warrant Shares be registered in the name of, and delivered to, the undersigned at the address stated below.

Date:__________________________, 19___________

Name of Registered Owner:  ______________________________________

_________________________________________________________________

Address:  _______________________________________________________

_________________________________________________________________

Signature:  _____________________________________________________

                                                                       EXHIBIT 6

THIS WARRANT AND THE SHARES OF COMMON STOCK OF GRILL CONCEPTS, INC. TO BE ISSUED UPON ANY EXERCISE OF THE WARRANT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND THIS WARRANT AND THE UNDERLYING SHARES OF COMMON STOCK MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED UNLESS REGISTERED UNDER THE SECURITIES ACT OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

THIS WARRANT IS SUBJECT TO CANCELLATION IF ANY COMMON SHARES OR SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE SERIES I CONVERTIBLE PREFERRED STOCK OF GRILL CONCEPTS, INC. SOLD IN CONJUNCTION WITH THE ISSUANCE OF THIS WARRANT ARE SOLD, TRANSFERRED OR ASSIGNED (OTHER THAN AS PERMITTED BY SECTION 9 HEREOF) PRIOR TO THE WARRANT VESTING DATE.

                                                                         W97-B 1
                                    WARRANT

                               to Purchase Shares

                                       of

                        Common Stock (.00001 par value)

                                       of

                              GRILL CONCEPTS, INC.

                                 June 20, 1997

         This certifies that, for value received, Lewis N. Wolff, Trustee of Wolff Revocable Trust of 1993 ("Wolff") and any subsequent transferee pursuant to the terms hereof (each, a "Holder"), is entitled to purchase, subject to the provisions of this Warrant, from Grill Concepts, Inc., a Delaware corporation (the "Issuer"), at any time or from time to time on or after June 20, 2000 (subject to adjustment pursuant to Section 5(d))(the "Warrant Vesting Date") and on or before June 20, 2002 (the "Expiration Date"), Seven Hundred Fifty Thousand (750,000) fully paid and nonassessable shares of common stock, $.00001 par value (the "Common Stock"), of the Issuer at an exercise price equal to $3.00 per share, subject to adjustment pursuant to the terms hereunder (the "Exercise Price") (such shares of Common Stock and other securities issued and issuable upon exercise of this Warrant, the "Warrant Shares").

         Section 1.  Exercise of Warrant.

                 (a) Subject to the provisions hereof, this Warrant may be exercised, in whole or in part, but not as to a fractional share, at any time or from time to time on or after the Warrant Vesting Date and on or before the Expiration Date, by presentation and surrender hereof to the Issuer at the address which, in accordance with the provisions of Section 10 hereof, is then effective for notices to the Issuer, with the Election to Purchase Form annexed hereto as Schedule One, duly executed and accompanied by payment to the Issuer as further set forth below in this Section 1, for the account of the Issuer, of the Exercise Price for the number of Warrant Shares specified in such form. If this Warrant should be exercised in part only, the Issuer shall, upon surrender of this Warrant, execute and deliver a new Warrant evidencing the rights of the Holder hereof to purchase the balance of the Warrant Shares purchasable hereunder. The Issuer shall maintain at its principal place of business a register for the registration of this Warrant and registration of transfer of the Warrant. The Exercise Price for the number of Warrant Shares specified in the Election to Purchase Form shall be payable (i) in United States Dollars by certified or official bank check payable to the order of the Issuer or by wire transfer of immediately available funds to an account specified by the Issuer for that purpose; or (ii) if permitted by the Issuer as evidenced by written notice to such effect, by means of a "cashless exercise." In the event the Issuer permits "cashless exercise," the Holder may deliver in payment of the Exercise Price (x) certificates representing shares of Common Stock theretofore owned by the Holder having a fair market value equal to the Exercise Price; (y) an election by the Holder to have the Issuer withhold the number of shares of Common Stock the fair market value, less the Exercise Price, of which is equal to the aggregate Exercise Price of the Warrant Shares specified in the Election to Purchase Form, or (z) any combination of the preceding and cash, equal in value to the full amount of the Exercise Price. For purposes hereof, the "fair market value" of shares of Common Stock shall equal the closing sales price of the Issuer's Common Stock on the last trading day immediately preceding the date on which the Election to Purchase Form is delivered to the Issuer along with the Warrant and payment of the Exercise Price.

                 (b) Certificates representing Warrant Shares shall bear the following restrictive legend:

                 THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF EITHER AN EFFECTIVE REGISTRATION STATEMENT FOR THESE SHARES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT.

         Section 2. Reservation of Shares; Preservation of Rights of Holder. The Issuer hereby agrees that there shall be reserved for issuance and/or delivery upon exercise of this Warrant, such number of Warrant Shares as shall be required for issuance or delivery upon exercise of this Warrant. The Warrant surrendered upon exercise shall be canceled by the Issuer. After the Expiration Date no shares of Common Stock shall be subject to reservation in respect of this Warrant. The Issuer further agrees (i) that it will not, by amendment of its Articles of Incorporation or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observation or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by the Issuer, (ii) promptly to take all action as may from time to time be required in order to permit the Holder to exercise this Warrant and the Issuer duly and effectively to issue shares of its Common Stock or other securities as provided herein upon the exercise hereof, and (iii) promptly to take all action required or provided herein to protect the rights of the Holder granted hereunder against dilution. Without limiting the generality of the foregoing, should the Warrant Shares at any time consist in whole or in part of shares of capital stock having a par value, the Issuer agrees that before taking any action which would cause an adjustment of the Exercise Price so that the same would be less than the then par value of such Warrant Shares, the Issuer shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Issuer may validly and legally issue fully paid and nonassessable shares of such Common Stock at the Exercise Price as so adjusted. The Issuer further agrees that it will not establish a par value for its Common Stock while this Warrant is outstanding in an amount greater than the Exercise Price.

         Section 3. Exchange, Transfer, Assignment or Loss of Warrant. This Warrant is not transferable or assignable except to members of the immediate family of Lew Wolff, including trusts and/or family partnerships for the benefit of said family members. Any attempted transfer of this Warrant, the Warrant Shares or any new Warrant not in accordance with this Section shall be null and void, and the Issuer shall not in any way be required to give effect to such transfer. No transfer of this Warrant shall be effective for any purpose hereunder until (i) written notice of such transfer and of the name and address of the transferee has been received by the Issuer, and (ii) the transferee shall first agree in a writing deposited with the Secretary of the Issuer to be bound by all the provisions of this Warrant. Upon surrender of this Warrant to the Issuer by any transferee authorized under the provisions of this Section 3, the Issuer shall, without charge, execute and deliver a new Warrant registered in the name of such transferee at the address specified by such transferee, and this Warrant shall promptly be canceled. The Issuer may deem and treat the registered holder of any Warrant as the absolute owner thereof for all purposes, and the Issuer shall not be affected by any notice to the contrary. Any Warrant if presented by an authorized transferee, may be exercised by such transferee without prior delivery of a new Warrant issued in the name of the transferee.

         Upon receipt by the Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Warrant, if mutilated, the Issuer will execute and deliver a new Warrant of like tenor and date. Any such new Warrant executed and delivered shall constitute a separate contractual obligation on the part of the Issuer, whether or not the Warrant so lost, stolen destroyed or mutilated shall be at any time enforceable by anyone.

         Section 4. Rights of Holder. Neither a Holder nor his transferee by devise or the laws of descent and distribution or otherwise shall be, or have any rights or privileges of, a shareholder of the Issuer with respect to any Warrant Shares, unless and until certificates representing such Warrant Shares shall have been issued and delivered thereto.

         Section 5. Adjustments in Exercise Price and Warrant Shares. The Exercise Price and Warrant Shares shall be subject to adjustment from time to time as provided in this Section 5.

                 (a) If the Issuer is recapitalized through the subdivision or combination of its outstanding shares of Common Stock into a larger or smaller number of shares, the number of shares of Common Stock for which this Warrant may be exercised shall be increased or reduced, as of the record date for such recapitalization, in the same proportion as the increase or decrease in the outstanding shares of Common Stock, and the Exercise Price shall be adjusted so that the aggregate amount payable for the purchase of all Warrant Shares issuable hereunder immediately after the record date for such recapitalization shall equal the aggregate amount so payable immediately before such record date.

                 (b) If the Issuer declares a dividend on Common Stock, or makes a distribution to holders of Common Stock, and such dividend or distribution is payable or made in Common Stock or securities convertible into or exchangeable for Common Stock, or rights to purchase Common Stock or securities convertible into or exchangeable for Common Stock, the number of shares of Common Stock for which this Warrant may be exercised shall be increased, as of the record date for determining which holders of Common Stock shall be entitled to receive such dividend or distribution, in proportion to the increase in the number of outstanding shares (and shares of Common Stock issuable upon conversion of all such securities convertible into common Stock) of Common Stock as a result of such dividend or distribution, and the Exercise Price shall be adjusted so that the aggregate amount payable for the purchase of all the Warrant Shares issuable hereunder immediately after the record date for such dividend or distribution shall equal the aggregate amount so payable immediately before such record date.

                 (c) If the Issuer declares a dividend on Common Stock (other than a dividend covered by subsection (b) above) or distributes to holders of its Common Stock, other than as part of its dissolution or liquidation or the winding up of its affairs, any shares of its capital stock, any evidence of indebtedness or any cash or other of its assets (other than Common Stock or securities convertible into or exchangeable for Common Stock), the Holder shall receive notice of such event as set forth in Section 7 below.

                 (d) In case of any consolidation of the Issuer with, or merger of the Issuer into, any other corporation (other than a consolidation or merger in which the Issuer is the continuing corporation and in which no change occurs in its outstanding Common Stock), or in case of any sale or transfer of all or substantially all of the assets of the Issuer, or in the case of any statutory exchange of securities with another corporation (including any exchange effected in connection with a merger of a third corporation into the Issuer, except where the Issuer is the surviving entity and no change occurs in its outstanding Common Stock), the corporation formed by such consolidation or the corporation resulting from such merger or the corporation which shall have acquired such assets or securities of the Issuer, as the case may be, shall execute and deliver to the Holder simultaneously therewith a new Warrant, satisfactory in form and substance to the Holder, together with such other documents as the Holder may reasonably request, entitling the Holder thereof to receive upon exercise of such Warrant the kind and amount of shares of stock and other securities and property receivable upon such consolidation, merger, sale, transfer, or exchange of securities, or upon the dissolution following such sale or other transfer, by a holder of the number of shares of Common Stock purchasable upon exercise of this Warrant immediately prior to such consolidation, merger, sale, transfer, or exchange. Such new Warrant shall contain the same basic other terms and conditions as this Warrant and shall provide for adjustments which, for events subsequent to the effective date of such written instrument, shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 5. If any such consolidation, merger, sale, transfer or exchange should occur prior to the Warrant Vesting Date, the Warrant Vesting Date shall be adjusted to the date which is one business day prior to the closing of any such consolidation, merger, sale, transfer or exchange. The above provisions of this paragraph (d) shall similarly apply to successive consolidations, mergers, exchanges, sales or other transfers covered hereby.

                 (e) If the Issuer shall, at any time before the expiration of this Warrant dissolve, liquidate or wind up its affairs, the Holder shall, upon exercise of this Warrant have the right to receive, in lieu of the shares of Common Stock of the Issuer that the Holder otherwise would have been entitled to receive, the same kind and amount of assets as would have been issued, distributed or paid to the Holder upon any such dissolution, liquidation or winding up with respect to such shares of Common Stock of the Issuer had the Holder been the holder of record of such shares of Common Stock receivable upon exercise of this Warrant on the date for determining those entitled to receive any such distribution. If any such dissolution, liquidation or winding up results in any cash distribution in excess of the Exercise Price provided by this Warrant for the shares of Common Stock receivable upon exercise of this Warrant, the Holder may, at the Holder's option, exercise this Warrant without making payment of the Exercise Price and, in such case, the Issuer shall, upon distribution to the Holder, consider the Exercise Price to have been paid in full and, in making settlement to the Holder, shall obtain receipt of the Exercise Price by deducting an amount equal to the Exercise Price for the shares of Common Stock receivable upon exercise of this Warrant from the amount payable to the Holder. For purposes of this paragraph, the sale of all or substantially all of the assets of the Issuer and distribution of the proceeds thereof to the Issuer's shareholders shall be deemed liquidation.

                 (f) If an event occurs which is similar in nature to the events described in this Section 5, but is not expressly covered hereby, the Board of Directors of the Issuer shall make or arrange for an equitable adjustment to the number of Warrant Shares and the Exercise Price.

                 (g) The term "Common Stock" shall mean the Common Stock, $.00001 par value, of the Issuer as the same exists at the date of issuance of this Warrant or as such stock may be constituted from time to time, except that for the purpose of this Section 5, the term "Common Stock" shall include any stock of any class of the Issuer which has no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Issuer and which is not subject to redemption by the Issuer.

                 (h) The Issuer shall retain a firm of independent public accountants of recognized standing (who may be any such firm regularly employed by the Issuer) to make any computation required under this
         Section 5, and a certificate signed by such firm shall be conclusive evidence of the correctness of any computation made under this Section 5.

                 (i) Whenever the number of Warrant Shares or the Exercise Price shall be adjusted as required by the provisions of this Section 5, the Issuer forthwith shall file in the custody of its secretary or an assistant secretary, at its principal office, and furnish to each Holder hereof, a certificate prepared in accordance with paragraph (h) above, showing the adjusted number of Warrant Shares and the Exercise Price and setting forth in reasonable detail the circumstances requiring the adjustments.

                 (j) Notwithstanding any other provision, this Warrant shall be binding upon and inure to the benefit of any successors and assigns of the Issuer.

                 (k) No adjustment in the Exercise Price in accordance with the provisions of this Section 5 need be made if such adjustment would amount to a change in such Exercise Price of less than $.01 provided however, that the amount by which any adjustment is not made by reason of the provisions of this paragraph (k) shall be carried forward and taken into account at the time of any subsequent adjustment in the Exercise Price.

                 (l) If an adjustment is made under this Section 5 and the event to which the adjustment relates does not occur, then any adjustments in accordance with this Section 5 shall be readjusted to the Exercise Price and the number of Warrant Shares which would be in effect had the earlier adjustment not been made.

         Section 6. Taxes on Issue or Transfer of Common Stock and Warrant. The Issuer shall pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of shares of Common Stock or other securities on the exercise of this Warrant. The Issuer shall not be required to pay any tax which may be payable in respect of any transfer of this Warrant or in respect of any transfers involved in the issue or delivery of shares or the exercise of this Warrant in a name other than that of the Holder and the person requesting such transfer, issue or delivery shall be responsible for the payment of any such tax (and the Issuer shall not be required to issue or deliver said shares until such tax has been paid or provided for).

         Section 7. Notice of Adjustment. So long as this Warrant shall be outstanding, (a) if the Issuer shall propose to pay any dividends or make any distribution upon the Common Stock, or (b) if the Issuer shall offer generally to the holder of Common Stock the right to subscribe to or purchase any shares of any class of Common Stock or securities convertible into Common Stock or any other similar rights, or (c) if there shall be any proposed capital reorganization of the Issuer in which the Issuer is not the surviving entity, recapitalization of the capital stock of the Issuer, consolidation or merger of the Issuer with or into another corporation, sale, lease or other transfer of all or substantially all of the property and assets of the Issuer, or voluntary or involuntary dissolution, liquidation or winding up of the Issuer, or (d) if the Issuer shall give to its stockholders any notices, report or other communication respecting any significant or special action or event, then in such event, the Issuer shall give to the Holder, at least ten days prior to the relevant date described below (or such shorter period as is reasonably possible if ten days is not reasonably possible), a notice containing a description of the proposed action or event and stating the date or expected date on which a record of the Issuer's stockholders is to be taken for any of the foregoing purposes, and the date or expected date on which any such dividend, distribution, subscription, reclassification, reorganization, consolidation, combination, merger, conveyance, sale, lease or transfer, dissolution, liquidation or winding up is to take place and the date or expected date, if any is to be fixed, as of which the holders of Common Stock of record shall be entitled to exchange their shares of

Common Stock for securities or other property deliverable upon such event.

         Section 8.       Registration Rights.

                 a. Demand Registration Rights. The Issuer covenants and agrees with the holders of Warrants or Warrant Shares (the "Registrable Securities") that, subject to the availability of audited financial statements which would comply with Regulation S-X under the Securities Act and provided that the Holders have not previously had the option of including all of the Registrable Securities in one or more Piggyback Registrations pursuant to
Section 8.b., upon written request of the then Holder(s) of at least a majority of the Warrants or the Registrable Securities, or both, made at any time within the period commencing three years and ending five years after the date herein first set forth, the Issuer will file as promptly as practicable and, in any event, within 60 days after receipt of such written request, at its expense (other than the fees of counsel and sales commissions for such Holders), no more than once, a post-effective amendment (the "Amendment") to a registration statement, or a new registration statement under the Securities Act, registering or qualifying the Registrable Securities for sale. Within fifteen
(15) days after receiving any such notice, the Issuer shall give notice to the other Holders of the Registrable Securities, if any, advising that the Issuer is proceeding with such Amendment or registration statement and offering to include therein the Registrable Securities of such Holders. The Issuer shall not be obligated to any such other Holder unless such other Holder shall accept such offer by notice in writing to the Issuer within ten (10) days thereafter. The Issuer will use its best efforts, through its officers, directors, auditors and counsel in all matters necessary or advisable, to file and cause to become effective such Amendment or registration statement as promptly as practicable and for a period of nine months thereafter to reflect in the Amendment or registration statement financial statements which are prepared in accordance with Section 10(a)(3) of the Securities Act and any facts or events arising that, individually, or in the aggregate, represent a fundamental and/or material change in the information set forth in the Amendment or registration statement to enable any Holders of the Warrants to either sell such Warrants or to exercise such Warrants and sell Warrant Shares, or to enable any holders of Warrant Shares to sell such Warrant Shares, during said nine-month period. The Holders may sell the Registrable Securities pursuant to the Amendment or registration statement without exercising the Warrants. If any registration pursuant to this paragraph 8 (a) is an underwritten offering, the Holders of a majority of the Registrable Securities to be included in such registration shall be entitled to select the underwriter or managing underwriter (in the case of a syndicated offering) of such offering, subject to the Issuer's approval which shall not be unreasonably withheld.

                 b. Piggyback Registration Rights. The Issuer covenants and agrees with any holder of the Registrable Securities that if, at any time within the period commencing on the Warrant Vesting

Date and ending on the Expiration Date, it proposes to file a registration statement with respect to any class of equity or equity-related security (other than in connection with an offering to the Issuer's employees or in connection with an acquisition, merger or similar transaction) under the Securities Act in a primary registration on behalf of the Issuer and/or in a secondary registration on behalf of holders of such securities and the registration form to be used may be used for registration of the Registrable Securities, the Issuer will give prompt written notice (which, in the case of a registration statement pursuant to the exercise of demand registration rights shall be within ten (10) business days after the Issuer's receipt of notice of such exercise and, in any event, shall be at least 30 days prior to such filing) to the holders of Registrable Securities at the addresses appearing on the records of the Issuer of its intention to file a registration statement and will offer to include in such registration statement all, but not less than 20% of the Registrable Securities, subject to paragraphs i and ii of this Section 8.b., such number of Registrable Securities with respect to which the Issuer has received written requests for inclusion therein within ten (10) days after the giving of notice by the Issuer. All registrations requested pursuant to this
Section 8.b. are referred to herein as "Piggyback Registrations". All Piggyback Registrations pursuant to this Section 8 will be made solely at the Issuer's expense. This Section is not applicable to a registration statement filed by the Issuer on Forms S-4 or S-8 or any successor forms.

                 i. Priority on Primary Registrations. If a Piggyback Registration includes an underwritten primary registration on behalf of the Issuer and the underwriter(s) for such offering determines in good faith and advises the Issuer in writing that in its/their opinion the number of Registrable Securities requested to be included in such registration exceeds the number that can be sold in such offering without materially adversely affecting the distribution of such securities by the Issuer, the Issuer will include in such registration
         (A) first, the securities that the Issuer proposes to sell and (B) second, the Registrable Securities requested to be included in such registration, apportioned pro rata among the holders of the Registrable Securities and holders of other securities requesting registration.

                 ii. Priority on Secondary Registrations. If a Piggyback Registration consists only of an underwritten secondary registration on behalf of holders of securities of the Issuer, and the underwriter(s) for such offering advises the Issuer in writing that in its/their opinion the number of Registrable Securities requested to be included in such registration exceeds the number which can be sold in such offering without materially adversely affecting the distribution of such securities, the Issuer will include in such registration (A) first, the securities requested to be included therein by the holders requesting such registration, and (B) second, the Registrable Securities requested to be included in such registration and securities of holder of other securities requested to be included in such registration statement, pro rata among all such holders on the basis of the number of shares requested to be included by each such holder, provided, however, the Issuer will use its best efforts to include not less than 20% of the Registrable Securities.

         Notwithstanding the foregoing, if any such underwriter shall determine in good faith and advise the Issuer in writing that the distribution of the Registrable Securities requested to be included in the registration concurrently with the securities being registered by the Issuer would materially adversely affect the distribution of such securities by the Issuer, then the holders of such Registrable Securities shall delay their offering and sale for such period ending on the earliest of (1) 90 days following the effective date of the Issuer's registration statement, (2) the day upon which the underwriting syndicate, if any, for such offering shall have been disbanded or, (3) such date as the Issuer, managing underwriter and holders of Registrable Securities shall otherwise agree. In the event of such delay, the Issuer shall file such supplements, post-effective amendments and take any such other steps as may be necessary to permit such holders to make their proposed offering and sale for a period of 120 days immediately following the end of any such period of delay. If any party disapproves the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Issuer, the underwriter, and the holder. Notwithstanding the foregoing, the Issuer shall not be required to file a registration statement to include shares pursuant to this Section 8 if independent counsel, reasonably satisfactory to the Issuer, renders an opinion to the Issuer that the Registrable Securities proposed to be disposed of may be transferred pursuant to the provisions of Rule 144 under the Securities Act or otherwise without registration under the Securities Act.

                 c. Action to be Taken by the Issuer. In connection with the registration of Registrable Securities hereunder, the Issuer agrees to (i) bear the expenses of any registration; provided, however, that in no event shall the Issuer be obligated to pay (A) any fees and disbursements of special counsel for holders of Registrable Securities, (B) any underwriters' discount or commission in respect of such Registrable Securities, and (C) any stock transfer taxes attributable to the sale of the Registrable Securities; (ii) use its best efforts to register or qualify the Registrable Securities for offer or sale under state securities or Blue Sky laws of such jurisdictions in which such holders shall reasonably request, provided, however, that no qualification shall be required in any jurisdiction where, as a result thereof, the Issuer would be subject to service of general process or to taxation as a foreign corporation doing business in such jurisdiction to which it is not then subject; and (iii) enter into a cross-indemnity agreement, in customary form, with each underwriter, if any, and each holder of securities included in such registration statement.

                 d. Action to be Taken by the Holders. The Issuer's obligations under this Section 8 shall be conditioned upon a timely receipt by the Issuer in writing of: (i) information as to the terms of such public offering furnished by or on behalf of each holder of Registrable Securities intending to make a public offering of his, her or its Registrable Securities, and (ii) such other information as the Issuer may reasonably require from such holders, or any underwriter for any of them, for inclusion in such registration statement.

         Section 9. Cancellation. Notwithstanding any other provision hereof, in the event that any holder of (a) Common Shares issued in conjunction with the issuance of this Warrant, or (b) shares of Common Stock issuable upon conversion of the Issuer's Series I Convertible Preferred Stock, shall sell, assign or transfer such shares of Common Stock, other than transfers or assignments to members of the immediate family of Mr. Lew Wolff, including trusts and/or family partnerships for the benefit of said family members, transfers or assignments to executive officers, partners and/or principals of Wolff DiNapoli LLC (the referenced family members and affiliates of Wolff DiNapoli are referred to as "Permitted Transferees") or (c) transfers or assignments consented to in writing by the Issuer, on or before the Warrant Vesting Date, as adjusted in accordance with Section 5(d), this Warrant shall be automatically canceled and all rights of the Holder hereof shall terminate immediately.

         Section 10. Notices. All communications hereunder shall be in writing, and, if sent to the Holder shall be sufficient in all respects if delivered, sent by registered mail, or by facsimile and confirmed to the Holder at:

                 Lewis Wolff, Trustee
                 -----------------------------

                 11828 La Grange Avenue
                 -----------------------------

                 Los Angeles, Ca 90064
                 -----------------------------

                 Attention: Lewis Wolff
                           -------------------
                 Telephone: (310) 477-3593
                           -------------------
                 Fax:       (310) 477-2522
                      ------------------------

or if to any other Holder, addressed to such Holder at such address as it shall have specified to the Issuer in writing, or, if sent to the Issuer, shall be delivered, sent by registered mail or by facsimile and confirmed to the Issuer at:

                 Grill Concepts, Inc.
                 11661 San Vicente Blvd.
                 Suite 404
                 Los Angeles, CA  90019
                 Attention:  Michael Weinstock, Vice Chairman
                 Telephone:  (310) 820-5559
                 Facsimile:  (310) 820-6530

         Section 11. Governing Law. This Warrant shall be governed by, and interpreted in accordance with, the laws of the State of California.

         Dated:  June 20, 1997

                                       GRILL CONCEPTS, INC.

                                       By: [SIG]
                                          ---------------------------
                                       Name: [NAME]
                                            -------------------------

                                       Title: President
                                             ------------------------

ATTEST:

[SIG]
----------------------------
Michael Weinstock, Secretary

                                                                    Schedule One

                              ELECTION TO PURCHASE

         The undersigned hereby irrevocably elects to exercise this Warrant and to purchase ______ shares of Grill Concepts, Inc. Common Stock issuable upon the exercise of this Warrant, and requests that certificates for such shares be issued in the name of:

       __________________________________________________________________
                                     (Name)

       _________________________________________________________________
                                   (Address)

       _________________________________________________________________
                (United States Social Security or other taxpayer
                       identifying number, if applicable)

and, if different from above, be delivered to:

       _________________________________________________________________
                                     (Name)

       _________________________________________________________________
                                   (Address)

and, if the number of Warrant Shares so purchased are not all of the Warrant Shares issuable upon exercise of this Warrant, that a Warrant to purchase the balance of such Warrant Shares be registered in the name of, and delivered to, the undersigned at the address stated below.

Date:__________________________, 19___________

Name of Registered Owner:  ______________________________________

_________________________________________________________________

Address:  _______________________________________________________

_________________________________________________________________

Signature:  _____________________________________________________

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